FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 1, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the period ended 30 June 2014

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Interest receivable	7,621	8,560	3,821	3,800	4,281
Interest payable	(2,128)	(3,123)	(1,023)	(1,105)	(1,514)

Net interest income	5,493	5,437	2,798	2,695	2,767

Fees and commissions receivable	2,605	2,708	1,314	1,291	1,392
Fees and commissions payable	(487)	(460)	(251)	(236)	(250)
Income from trading activities	1,493	2,064	541	952	949
Gain on redemption of own debt	20	191	-	20	242
Other operating income	1,036	1,332	345	691	720

Non-interest income	4,667	5,835	1,949	2,718	3,053

Total income	10,160	11,272	4,747	5,413	5,820

Staff costs	(3,536)	(3,727)	(1,845)	(1,691)	(1,840)
Premises and equipment	(1,275)	(1,104)	(622)	(653)	(548)
Other administrative expenses	(1,662)	(2,181)	(951)	(711)	(1,418)
Depreciation and amortisation	(554)	(736)	(282)	(272)	(349)
Write-down of goodwill and other intangible assets	(212)	-	(130)	(82)	-

Operating expenses	(7,239)	(7,748)	(3,830)	(3,409)	(4,155)

Profit before impairment losses	2,921	3,524	917	2,004	1,665
Impairment (losses)/recoveries	(269)	(2,150)	93	(362)	(1,117)

Operating profit before tax	2,652	1,374	1,010	1,642	548
Tax charge	(733)	(678)	(371)	(362)	(328)

Profit from continuing operations	1,919	696	639	1,280	220
Profit from discontinued operations, net of tax	35	138	26	9	9

Profit for the period	1,954	834	665	1,289	229
Non-controlling interests	(42)	(117)	(23)	(19)	14
Preference share and other dividends	(487)	(182)	(412)	(75)	(101)

Profit attributable to ordinary and
B shareholders	1,425	535	230	1,195	142

Earnings/(loss) per ordinary and equivalent
B share (EPS)
Basic EPS from continuing and discontinued operations	12.7p	-	2.0p	-	-
Basic EPS from continuing operations	12.5p	-	1.9p	-	-
Adjusted EPS from continuing operations	12.1p	(0.5p)	4.3p	7.8p	(1.8p)

Notes:
(1)	A reconciliation between the statutory income statement above and the non-statutory income statement on page 12 is given in Appendix 2 to this announcement.
(2)	Basic EPS for the half year and quarter ended 30 June 2013 have been restated to reflect the terms of the dividend access share (see Note 9 on page 88).
(3)	Diluted EPS in the half year ended 30 June 2014 and the quarter ended 30 June 2014 were 0.1p lower than basic EPS.

Condensed consolidated statement of comprehensive income
for the period ended 30 June 2014

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Profit for the period	1,954	834	665	1,289	229

Items that qualify for reclassification
Available-for-sale financial assets	529	(733)	265	264	(1,009)
Cash flow hedges	248	(1,536)	(47)	295	(1,502)
Currency translation	(733)	1,310	(598)	(135)	113
Tax	(160)	726	(72)	(88)	678

Other comprehensive (loss)/income after tax	(116)	(233)	(452)	336	(1,720)

Total comprehensive income/(loss) for the period	1,838	601	213	1,625	(1,491)

Total comprehensive income/(loss) is
attributable to:
Non-controlling interests	30	134	6	24	(15)
Preference shareholders	140	152	75	65	81
Paid-in equity holders	27	30	17	10	20
Dividend access share	320	-	320	-	-
Ordinary and B shareholders	1,321	285	(205)	1,526	(1,577)

	1,838	601	213	1,625	(1,491)

Key points
•
The movement in available-for-sale financial assets during both the half year and quarter reflects unrealised gains predominately arising on Spanish and US bonds, partially offset by realised gains on high quality UK, Dutch and German sovereign bonds.

•	Cash flow hedging gains in H1 largely result from decreases in Sterling, Euro and US dollar swap rates in the main durations of the underlying portfolio.

•	Currency translation losses during the half year and quarter are principally due to the strengthening of Sterling against the US dollar and, in the quarter, the Euro.

Condensed consolidated balance sheet
at 30 June 2014

	30 June	31 March	31 December
	2014	2014	2013
	£m	£m	£m

Assets
Cash and balances at central banks	68,670	69,647	82,659
Net loans and advances to banks	28,904	28,302	27,555
Reverse repurchase agreements and stock borrowing	28,163	26,470	26,516
Loans and advances to banks	57,067	54,772	54,071
Net loans and advances to customers	385,554	390,780	390,825
Reverse repurchase agreements and stock borrowing	53,542	51,743	49,897
Loans and advances to customers	439,096	442,523	440,722
Debt securities	112,794	120,737	113,599
Equity shares	7,834	9,761	8,811
Settlement balances	19,682	16,900	5,591
Derivatives	274,906	277,294	288,039
Intangible assets	12,173	12,428	12,368
Property, plant and equipment	7,115	7,437	7,909
Deferred tax	3,107	3,289	3,478
Prepayments, accrued income and other assets	7,418	7,077	7,614
Assets of disposal groups	1,246	1,905	3,017

Total assets	1,011,108	1,023,770	1,027,878

Liabilities
Bank deposits	39,179	35,371	35,329
Repurchase agreements and stock lending	31,722	31,691	28,650
Deposits by banks	70,901	67,062	63,979
Customer deposits	401,226	401,276	414,396
Repurchase agreements and stock lending	51,540	57,085	56,484
Customer accounts	452,766	458,361	470,880
Debt securities in issue	59,087	61,755	67,819
Settlement balances	15,128	17,175	5,313
Short positions	39,019	37,850	28,022
Derivatives	270,087	274,506	285,526
Accruals, deferred income and other liabilities	14,876	15,336	16,017
Retirement benefit liabilities	2,742	2,829	3,210
Deferred tax	605	583	507
Subordinated liabilities	24,809	24,139	24,012
Liabilities of disposal groups	125	3,238	3,378

Total liabilities	950,145	962,834	968,663

Equity
Non-controlling interests	618	612	473
Owners’ equity*
Called up share capital	6,811	6,752	6,714
Reserves	53,534	53,572	52,028

Total equity	60,963	60,936	59,215

Total liabilities and equity	1,011,108	1,023,770	1,027,878

* Owners’ equity attributable to:
Ordinary and B shareholders	55,053	55,032	53,450
Other equity owners	5,292	5,292	5,292

	60,345	60,324	58,742

Average balance sheet

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
	%	%	%	%

Average yields, spreads and margins of the
banking business
Gross yield on interest-earning assets of banking business	3.03	3.10	3.05	3.01
Cost of interest-bearing liabilities of banking business	(1.18)	(1.46)	(1.16)	(1.21)

Interest spread of banking business	1.85	1.64	1.89	1.80
Benefit from interest-free funds	0.32	0.33	0.33	0.32

Net interest margin of banking business	2.17	1.97	2.22	2.12

Average interest rates
Base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.53	0.51	0.53	0.52
- Eurodollar	0.23	0.28	0.23	0.23
- Euro	0.30	0.21	0.30	0.30

Average balance sheet

	Half year ended			Half year ended
	30 June 2014			30 June 2013
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	69,097	178	0.52	74,631	222	0.60
Loans and advances to customers	382,326	7,061	3.72	406,534	7,640	3.79
Debt securities	55,845	383	1.38	75,129	700	1.88

Interest-earning assets
- banking business (1,2)	507,268	7,622	3.03	556,294	8,562	3.10
- trading business (3)	176,200			232,773

Non-interest earning assets	351,329			521,217

Total assets	1,034,797			1,310,284

Memo: Funded assets	745,611			877,487

Liabilities
Deposits by banks	16,877	92	1.10	26,244	218	1.68
Customer accounts	302,157	987	0.66	338,938	1,577	0.94
Debt securities in issue	43,954	586	2.69	61,136	738	2.43
Subordinated liabilities	23,831	432	3.66	24,939	416	3.36
Internal funding of trading business	(20,254)	57	(0.57)	(18,266)	178	(1.97)

Interest-bearing liabilities
- banking business (1,4,5)	366,565	2,154	1.18	432,991	3,127	1.46
- trading business (3)	185,308			236,675

Non-interest-bearing liabilities
- demand deposits	81,316			76,820
- other liabilities	341,458			493,938
Owners’ equity (6)	60,150			69,860

Total liabilities and owners’ equity	1,034,797			1,310,284

Notes:
(1)
Interest receivable has been increased by £1 million (H1 2013 - £2 million) and interest payable has been increased by £29 million (H1 2013 - £40 million) in respect of interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(3)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(4)	Interest payable has been decreased by £3 million (H1 2013 - £5 million) to exclude RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.
(5)	Interest payable has been decreased by nil (H1 2013 - £31 million) in respect of non-recurring adjustments.
(6)	Including equity attributable to ordinary and B shareholders of £53,931 million (H1 2013 - £63,261 million).

Average balance sheet

	Quarter ended			Quarter ended
	30 June 2014			31 March 2014
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	66,047	89	0.54	72,181	89	0.50
Loans and advances to customers	380,772	3,544	3.73	383,898	3,517	3.72
Debt securities	55,528	189	1.37	56,165	194	1.40

Interest-earning assets
- banking business (1,2,3)	502,347	3,822	3.05	512,244	3,800	3.01
- trading business (4)	175,066			177,347

Non-interest earning assets	358,106			344,476

Total assets	1,035,519			1,034,067

Memo: funded assets	747,798			743,399

Liabilities
Deposits by banks	16,985	41	0.97	16,768	51	1.23
Customer accounts	298,170	472	0.63	306,189	515	0.68
Debt securities in issue	42,720	284	2.67	45,202	302	2.71
Subordinated liabilities	24,342	220	3.63	23,314	212	3.69
Internal funding of trading business	(22,224)	21	(0.38)	(18,262)	36	(0.80)

Interest-bearing liabilities
- banking business (1,2)	359,993	1,038	1.16	373,211	1,116	1.21
- trading business (4)	184,529			186,096

Non-interest-bearing liabilities
- demand deposits	82,213			80,409
- other liabilities	348,434			334,403
Owners’ equity (5)	60,350			59,948

Total liabilities and owners’ equity	1,035,519			1,034,067

Notes:
(1)
Interest receivable has been increased by nil (Q1 2014 - £1 million) and interest payable has been increased by £14 million (Q1 2014 - £15 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)
Interest receivable has been increased by £1 million (Q1 2014 - £1 million decrease) and interest payable has been increased by £1 million (Q1 2014 - £4 million decrease) to exclude RFS Holdings minority interest. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(3)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(5)	Including equity attributable to ordinary and B shareholders of £54,425 million (Q1 2014 - £53,436 million).

Condensed consolidated statement of changes in equity
for the period ended 30 June 2014

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,714	6,582	6,752	6,714	6,619
Ordinary shares issued	97	50	59	38	13

At end of period	6,811	6,632	6,811	6,752	6,632

Paid-in equity
At beginning and end of period	979	979	979	979	979

Share premium account
At beginning of period	24,667	24,361	24,760	24,667	24,455
Ordinary shares issued	218	122	125	93	28

At end of period	24,885	24,483	24,885	24,760	24,483

Merger reserve
At beginning and end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve
At beginning of period	(308)	(346)	(62)	(308)	(10)
Unrealised gains/(losses)	844	14	411	433	(568)
Realised gains	(366)	(605)	(148)	(218)	(441)
Tax	(68)	333	(63)	(5)	305
Recycled to profit or loss on disposal of businesses (1)	36	(110)	-	36	-

At end of period	138	(714)	138	(62)	(714)

Cash flow hedging reserve
At beginning of period	(84)	1,666	141	(84)	1,635
Amount recognised in equity	968	(859)	315	653	(1,118)
Amount transferred from equity to earnings	(720)	(677)	(362)	(358)	(384)
Tax	(70)	361	-	(70)	358

At end of period	94	491	94	141	491

Foreign exchange reserve
At beginning of period	3,691	3,908	3,551	3,691	5,072
Retranslation of net assets	(872)	1,430	(702)	(170)	44
Foreign currency gains on hedges of net assets	155	(131)	123	32	70
Tax	(11)	(3)	(9)	(2)	15
Recycled to profit or loss on disposal of businesses	-	(3)	-	-	-

At end of period	2,963	5,201	2,963	3,551	5,201

Capital redemption reserve
At beginning and end of period	9,131	9,131	9,131	9,131	9,131

Contingent capital reserve
At beginning and end of period	-	(1,208)	-	-	(1,208)

For the notes to this table refer the following page.

Condensed consolidated statement of changes in equity
for the period ended 30 June 2014

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Retained earnings
At beginning of period	867	10,596	1,986	867	10,949
Profit attributable to ordinary and B
shareholders and other equity owners
- continuing operations	1,895	607	627	1,268	241
- discontinued operations	17	110	15	2	2
Equity preference dividends paid	(140)	(152)	(75)	(65)	(81)
Dividend Access Share dividend	(320)	-	(320)	-	-
Paid-in equity dividends paid, net of tax	(27)	(30)	(17)	(10)	(20)
Loss on disposal of own shares held	-	(18)	-	-	(18)
Shares released for employee benefits	(41)	(1)	(5)	(36)	(1)
Share-based payments
- gross	8	(4)	47	(39)	33
- tax	(1)	(3)	-	(1)	-

At end of period	2,258	11,105	2,258	1,986	11,105

Own shares held
At beginning of period	(137)	(213)	(136)	(137)	(211)
Disposal of own shares	1	73	-	1	71
Shares released for employee benefits	-	1	-	-	1

At end of period	(136)	(139)	(136)	(136)	(139)

Owners’ equity at end of period	60,345	69,183	60,345	60,324	69,183

Non-controlling interests
At beginning of period	473	1,770	612	473	532
Currency translation adjustments and other movements	(16)	14	(19)	3	(1)
Profit/(loss) attributable to non-controlling interests
- continuing operations	24	89	12	12	(21)
- discontinued operations	18	28	11	7	7
Movements in available-for-sale securities
- unrealised (losses)/gains	(2)	9	(1)	(1)	-
- realised losses	6	-	3	3	-
- tax	-	(1)	-	-	-
- recycled to profit or loss on disposal of discontinued
operations (2)	-	(5)	-	-	-
Equity raised	115	-	-	115	-
Equity withdrawn and disposals	-	(1,429)	-	-	(42)

At end of period	618	475	618	612	475

Total equity at end of period	60,963	69,658	60,963	60,936	69,658

Notes:
(1)	Net of tax - £11 million (Q1 2014 - £11 million; Q2 2013 - £35 million).
(2)	Net of tax - £1 million in H1 2013.

For an explanation of the movements in the available-for-sale, cash flow hedging and foreign exchange reserves refer to page 70.

Condensed consolidated cash flow statement
for the period ended 30 June 2014

	Half year ended
	30 June	30 June
	2014	2013
	£m	£m

Operating activities
Operating profit before tax on continuing operations	2,652	1,374
Operating profit before tax on discontinued operations	40	161
Adjustments for non-cash items	(897)	(7,378)

Net cash inflow/(outflow) from trading activities	1,795	(5,843)
Changes in operating assets and liabilities	(7,634)	431

Net cash flows from operating activities before tax	(5,839)	(5,412)
Income taxes received/(paid)	41	(260)

Net cash flows from operating activities	(5,798)	(5,672)

Net cash flows from investing activities	(641)	12,293

Net cash flows from financing activities	921	(1,408)

Effects of exchange rate changes on cash and cash equivalents	(2,391)	4,948

Net (decrease)/increase in cash and cash equivalents	(7,909)	10,161
Cash and cash equivalents at beginning of period	121,177	132,841

Cash and cash equivalents at end of period	113,268	143,002

Notes

1. Basis of preparation
The Group’s condensed consolidated financial statements have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with the Group’s 2013 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

From 13 March 2013, Direct Line Group (DLG) was classified as an associated undertaking and at 31 December 2013 the Group’s interest in DLG was transferred to disposal groups. The Group disposed of its remaining interest in DLG in February 2014.

The Group’s 2014 condensed consolidated financial statements have been prepared in compliance with the British Bankers’ Association Code for Financial Reporting Disclosure published in September 2010.

Going concern
The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 12 to 131. Its objectives and policies in managing the financial risks to which it is exposed and its regulatory capital resources, liquidity and funding management are discussed in the Capital and risk management appendix. A summary of the risk factors which could materially affect the Group’s future results are described on pages 135 to 137.

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2014 have been prepared on a going concern basis.

2. Accounting policies
There have been no significant changes to the Group’s principal accounting policies as set out on pages 377 to 389 of the 2013 Annual Report and Accounts apart from the adoption of new and revised IFRSs that are effective from 1 January 2014:

‘Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ adds application guidance to IAS 32 to address inconsistencies identified in the application of the standard’s criteria for offsetting financial assets and financial liabilities.

‘Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)’ applies to investment entities; such entities should account for their subsidiaries (other than those that provide services related to the entity’s investment activities) at fair value through profit or loss.

IFRIC 21 ‘Levies’ provides guidance on accounting for levies payable to public authorities if certain conditions are met on a particular date.

IAS 36 ‘Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)’ aligns IAS 36’s disclosure requirements about recoverable amounts with IASB’s original intentions.

Notes

2. Accounting policies (continued)
IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)’ provides relief from discontinuing hedge accounting on novation of a derivative designated as a hedging instrument.

The implementation of these requirements has not had a material effect on the Group’s financial statements.

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 386 to 389 of the Group’s 2013 Annual Report and Accounts.

Recent developments in IFRS
In July 2014 the IASB published IFRS 9 ‘Financial Instruments’. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. First, there are revisions to the classification and measurement of financial instruments. There are new restrictions on the ability to account for financial assets at amortised cost and a prohibition on the bifurcation of embedded derivatives from financial assets. Accounting for financial liabilities is largely unchanged except for the treatment of changes in the fair value of liabilities designated as at fair value through profit or loss attributable to own credit risk; these are recognised in other comprehensive income. Secondly, there are amended requirements for hedge accounting designed to align the accounting more closely to the risk management framework and remove or simplify some of the rule-based requirements of IAS 39. The basic mechanics of hedge accounting: fair value, cash flow and net investment hedges are retained. Finally, there is a new approach to credit impairment provisions moving from IAS 39’s incurred loss model to an expected loss model. An expected loss model will result in the recognition of credit impairment losses earlier than an incurred loss model. IFRS 9 is effective for periods beginning on or after 1 January 2018.

IFRS 9 makes major and fundamental changes to accounting for financial instruments. The Group is continuing its assessment of its effect on the Group’s financial statements.

The IASB also published:
●	in January 2014 IFRS 14 ‘Regulatory Deferral Accounts’ which permits costs that can be deferred in the presentation of regulatory accounts to be deferred also in accordance with IFRS.

●
in May 2014 IFRS 15 ‘Revenue from Contracts with Customers’ effective from 1 January 2017 replacing IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met.

●
in May 2014 ‘Accounting for Acquisitions of interests in Joint Operations’, an amendment to IFRS 11 ‘Joint Arrangements’ to clarify that the donor of assets and liabilities to a joint operation should hold its continuing interest in them at the lower of cost and recoverable amount.

●
in May 2014 ‘Clarification of Acceptable Methods of Depreciation and Amortisation’ amending IAS 16 ‘Property, Plant and Equipment and IAS 38 ‘Intangible Assets’ to require any policy less prudent than straight line to be justified.

The Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

Notes

3. Analysis of income, expenses and impairment losses

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Loans and advances to customers	7,061	7,640	3,543	3,518	3,809
Loans and advances to banks	178	222	89	89	114
Debt securities	382	698	189	193	358

Interest receivable	7,621	8,560	3,821	3,800	4,281

Customer accounts	987	1,577	471	516	740
Deposits by banks	95	223	41	54	107
Debt securities in issue	557	698	270	287	345
Subordinated liabilities	432	447	220	212	225
Internal funding of trading businesses	57	178	21	36	97

Interest payable	2,128	3,123	1,023	1,105	1,514

Net interest income	5,493	5,437	2,798	2,695	2,767

Fees and commissions receivable
- payment services	647	688	325	322	355
- credit and debit card fees	500	529	245	255	275
- lending (credit facilities)	703	698	371	332	345
- brokerage	207	252	102	105	143
- investment management	206	210	100	106	97
- trade finance	138	153	71	67	75
- other	204	178	100	104	102

	2,605	2,708	1,314	1,291	1,392
Fees and commissions payable	(487)	(460)	(251)	(236)	(250)

Net fees and commissions	2,118	2,248	1,063	1,055	1,142

Foreign exchange	420	450	202	218	255
Interest rate	672	402	424	248	203
Credit	397	880	41	356	328
Own credit adjustments	11	175	(84)	95	76
Other	(7)	157	(42)	35	87

Income from trading activities	1,493	2,064	541	952	949

Gain on redemption of own debt	20	191	-	20	242

Operating lease and other rental income	178	256	87	91	118
Own credit adjustments	(62)	201	(106)	44	51
Other changes in the fair value of financial assets
and liabilities designated as at fair value through
profit or loss and related derivatives	29	29	9	20	17
Changes in fair value of investment properties	(43)	(16)	(31)	(12)	(7)
Profit on sale of:
- securities	343	572	132	211	419
- property, plant and equipment	40	23	16	24	5
- subsidiaries, networks and associates	363	18	171	192	24
Dividend income	30	35	17	13	21
Share of results of associates	55	204	28	27	27
Other income	103	10	22	81	45

Other operating income	1,036	1,332	345	691	720

Notes

3. Analysis of income, expenses and impairment losses (continued)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Total non-interest income	4,667	5,835	1,949	2,718	3,053

Total income	10,160	11,272	4,747	5,413	5,820

Staff costs	(3,536)	(3,727)	(1,845)	(1,691)	(1,840)
Premises and equipment	(1,275)	(1,104)	(622)	(653)	(548)
Other (1)	(1,662)	(2,181)	(951)	(711)	(1,418)

Administrative expenses	(6,473)	(7,012)	(3,418)	(3,055)	(3,806)
Depreciation and amortisation	(554)	(736)	(282)	(272)	(349)
Write down of goodwill	(130)	-	(130)	-	-
Write down of other intangible assets	(82)	-	-	(82)	-

Operating expenses	(7,239)	(7,748)	(3,830)	(3,409)	(4,155)

Loan impairment losses/(recoveries)	271	2,161	(89)	360	1,125
Securities	(2)	(11)	(4)	2	(8)

Impairment losses/(recoveries)	269	2,150	(93)	362	1,117

Note:
(1)	Includes Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs and regulatory and legal actions costs - see below for further details.

Payment Protection Insurance (PPI)
An additional charge of £150 million has been recognised for PPI in Q2 2014 (Q1 2014 - nil; Q2 2013 - £185 million) as a result of higher customer response rates and higher average redress costs. The cumulative charge in respect of PPI is £3.2 billion, of which £2.6 billion (82%) in redress and expenses had been utilised by 30 June 2014. Of the £3.2 billion cumulative charge, £2.9 billion relates to redress and £0.3 billion to administrative expenses.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

At beginning of period	926	895	708	926	705
Charge to income statement	150	185	150	-	185
Utilisations	(490)	(376)	(272)	(218)	(186)

At end of period	586	704	586	708	704

The remaining provision provides coverage for approximately seven months for redress and administrative expenses, based on the current average monthly utilisation.

Notes

3. Analysis of income, expenses and impairment losses (continued)
The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).
			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Past business review take up rate	47%	52%	+/-5	+/-56
Uphold rate (1)	89%	88%	+/-5	+/-17
Average redress	£1,741	£1,722	+/-5	+/-15

Note:
(1)	Uphold rate excludes claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by the end of 2014. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), the Group agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. An additional charge of £100 million has been recognised in Q2 2014 (Q1 2014 and Q2 2013 - nil), principally reflecting the marginal increase in our redress experience compared to expectations. We have now agreed outcomes with the independent reviewer relating to over 95% of cases. A cumulative charge of £1.4 billion has been recognised, of which £1.1 billion relates to redress and £0.3 billion relates to administrative expenses.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

At beginning of period	1,077	676	878	1,077	702
Charge to income statement	100	50	100	-	-
Utilisations	(417)	(56)	(218)	(199)	(32)

At end of period	760	670	760	878	670

Notes

3. Analysis of income, expenses and impairment losses (continued)
The Group is progressing with its review of sales of IRHP and providing basic redress to all customers who are entitled to it. Customers may also be entitled to be compensated for any consequential losses they may have suffered. The Group is not able to measure reliably any liability it may have and has accordingly not made any provision. Customers will receive redress monies without having to wait for the assessment of any additional consequential loss claims which are outside the allowance for such claims included in the 8% interest on redress due.

The Group continues to monitor the level of provision given the uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress.

Regulatory and legal actions
The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. No additional charge has been booked in 2014 (Q2 2013 - £385 million). A charge of £1,910 million in Q4 2013 was primarily in respect of matters related to mortgage-backed securities and securities related litigation following recent third party litigation settlements and regulatory decisions.

4. Pensions
Pension costs for the half year ended 30 June 2014 amounted to £281 million (H1 2013 - £297 million; Q2 2014 - £138 million; Q1 2014 - £143 million and Q2 2013 - £149 million). Defined benefit schemes’ charges are based on the actuarially determined pension cost rates at 31 December 2013.

In May 2014, the triennial funding valuation of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBS will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

Notes

5. Loan impairment provisions and REIL

Loan impairments
Operating profit is stated after charging loan impairment losses of £271 million (H1 2013 - £2,161 million). The balance sheet loan impairment provisions decreased in the half year ended 30 June 2014 from £25,216 million to £22,446 million and the movements thereon were:
	Half year ended
	30 June 2014			30 June 2013
	RBS			RBS excl.
	excl. RCR	RCR	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period (1)	8,716	16,500	25,216	10,062	11,188	21,250
Currency translation and other adjustments	(118)	(395)	(513)	207	341	548
Amounts written-off	(868)	(1,619)	(2,487)	(1,155)	(968)	(2,123)
Recoveries of amounts previously written-off	84	14	98	90	31	121
Charge to income statement
- continuing operations	290	(19)	271	1,258	903	2,161
Unwind of discount (recognised in interest income)	(63)	(76)	(139)	(104)	(100)	(204)

At end of period	8,041	14,405	22,446	10,358	11,395	21,753

	Quarter ended
	30 June 2014			31 March 2014			30 June 2013
	RBS			RBS			RBS excl.	Non-
	excl. RCR	RCR	Total	excl. RCR	RCR	Total	Non-Core	Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period (1)	8,516	15,719	24,235	8,716	16,500	25,216	10,266	11,228	21,494
Currency translation and other
adjustments	(75)	(333)	(408)	(43)	(62)	(105)	71	75	146
Amounts written-off	(447)	(827)	(1,274)	(421)	(792)	(1,213)	(626)	(341)	(967)
Recoveries of amounts previously
written-off	43	3	46	41	11	52	41	15	56
Charge to income statement
- continuing operations	36	(125)	(89)	254	106	360	659	466	1,125
Unwind of discount
(recognised in interest income)	(32)	(32)	(64)	(31)	(44)	(75)	(53)	(48)	(101)

At end of period	8,041	14,405	22,446	8,516	15,719	24,235	10,358	11,395	21,753

Note:
(1)
As a result of the creation of RCR on 1 January 2014, £855 million of provisions were transferred from Non-Core to the original donating divisions and £16,500 million of provisions were transferred to RCR, £12,984 million from Non-Core and £3,516 million from other divisions.

Provisions at 30 June 2014 include £50 million in respect of loans and advances to banks (31 March 2014 - £62 million; 31 December 2013 - £63 million; 30 June 2013 - £83 million).

Notes

5. Loan impairment provisions and REIL (continued)

Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent provision is established for the latter.

REIL decreased by £5,311 million in the half year ended 30 June 2014 to £34,081 million and the movements thereon were:

	Half year ended
	30 June 2014			30 June 2013
	RBS			RBS excl.
	excl. RCR	RCR	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period (1)	15,276	24,116	39,392	19,766	21,374	41,140
Currency translation and other adjustments	(167)	(658)	(825)	458	642	1,100
Additions	2,273	1,887	4,160	4,878	1,978	6,856
Transfers (2)	(121)	52	(69)	292	(4)	288
Transfer to performing book	(111)	(74)	(185)	(55)	(25)	(80)
Repayments and disposals	(2,629)	(3,276)	(5,905)	(2,858)	(2,140)	(4,998)
Amounts written-off	(868)	(1,619)	(2,487)	(1,155)	(968)	(2,123)

At end of period	13,653	20,428	34,081	21,326	20,857	42,183

	Quarter ended
	30 June 2014			31 March 2014			30 June 2013
	RBS			RBS			RBS excl.
	excl. RCR	RCR	Total	excl. RCR	RCR	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period (1)	14,351	23,002	37,353	15,276	24,116	39,392	20,286	20,756	41,042
Currency translation and
other adjustments	(102)	(560)	(662)	(65)	(98)	(163)	82	114	196
Additions	810	564	1,374	1,463	1,323	2,786	2,781	1,039	3,820
Transfers (2)	(65)	36	(29)	(56)	16	(40)	203	(35)	168
Transfer to performing book	(8)	(71)	(79)	(103)	(3)	(106)	(14)	8	(6)
Repayments and disposals	(886)	(1,716)	(2,602)	(1,743)	(1,560)	(3,303)	(1,386)	(684)	(2,070)
Amounts written-off	(447)	(827)	(1,274)	(421)	(792)	(1,213)	(626)	(341)	(967)

At end of period	13,653	20,428	34,081	14,351	23,002	37,353	21,326	20,857	42,183

Notes:
(1)
As a result of the creation of RCR on 1 January 2014, £1,328 million of REIL were transferred from Non-Core to the original donating divisions and £24,116 million of REIL were transferred to RCR, £17,686 million from Non-Core and £6,430 million from other divisions.

(2)	Represents transfers between REIL and potential problem loans.

Provision coverage of REIL was 66% at 30 June 2014 (31 March 2014 - 65%; 31 December 2013 - 64%; 30 June 2013 - 52%).

Refer to Appendix 1 for analyses of loan impairments and REIL by segment, sector and geographical region.

Notes

6. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 21.5% (2013 - 23.25%).

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Profit before tax	2,652	1,374	1,010	1,642	548

Expected tax charge	(570)	(319)	(217)	(353)	(127)
Losses in year where no deferred tax
asset recognised	(22)	(116)	(9)	(13)	(44)
Foreign profits taxed at other rates	(87)	(120)	(30)	(57)	(32)
Unrecognised timing differences	13	(12)	9	4	(15)
Non-deductible goodwill impairment	(28)	-	(28)	-	-
Items not allowed for tax
- losses on disposals and write-downs	(5)	-	(5)	-	-
- UK bank levy	(30)	(29)	(11)	(19)	(9)
- regulatory and legal actions	-	(90)	-	-	(90)
- employee share schemes	(5)	(14)	(2)	(3)	(7)
- other disallowable items	(64)	(82)	(39)	(25)	(45)
Non-taxable items
- gain on sale of Direct Line Insurance Group	41	-	-	41	-
- other non-taxable items	13	86	(1)	14	31
Taxable foreign exchange movements	4	(2)	3	1	(4)
Losses brought forward and utilised	45	27	9	36	22
Reduction in carrying value of deferred tax asset
in respect of losses in US	(76)	-	(76)	-	-
Adjustments in respect of prior periods	38	(7)	26	12	(8)

Actual tax charge	(733)	(678)	(371)	(362)	(328)

At 30 June 2014, the Group has recognised a deferred tax asset of £3,107 million (31 March 2014 - £3,289 million; 31 December 2013 - £3,478 million) and a deferred tax liability of £605 million (31 March 2014 - £583 million; 31 December 2013 - £507 million). These include amounts recognised in respect of UK trading losses of £2,135 million (31 March 2014 - £2,240 million; 31 December 2013 - £2,411 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2014 and concluded that it is recoverable based on future profit projections.

Notes

7. Profit/(loss) attributable to non-controlling interests

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	-	(2)	-	-	-
RFS Holdings BV Consortium Members	38	113	21	17	-
Direct Line Group	-	19	-	-	-
Other	4	(13)	2	2	(14)

Profit/(loss) attributable to non-controlling interests	42	117	23	19	(14)

8. Dividends
Dividends paid to preference shareholders and paid-in equity holders, and the dividend on the Dividend Access Share are as follows:

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	105	116	40	65	45
Non-cumulative preference shares of €0.01	34	35	34	-	35
Non-cumulative preference shares of £1	1	1	1	-	1

Paid-in equity holders
Interest on securities classified as equity, net of tax	27	30	17	10	20

Dividend Access Share dividend	320	-	320	-	-

	487	182	412	75	101

The Group has resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012 for RBS and 2013 for RBS N.V. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

The Board has decided to continue partially neutralising the Common Equity Tier 1 impact of Group hybrid capital instruments. It is expected that £300 million of new equity will be issued during the course of 2014 to achieve this aim, of which £100 million was issued in May 2014 and a further £51 million in July 2014.

Following approval of the DAS Retirement Agreement by independent shareholders at a General Meeting in June 2014, provision has been made for the DAS retirement initial dividend of £320 million.

Notes

9. Earnings per ordinary and equivalent B share
At a General Meeting on 25 June 2014, the Company’s independent shareholders approved an agreement between RBS and Her Majesty's Treasury for the retirement of the Dividend Access Share (the DAS retirement agreement).

Prior to the DAS retirement agreement, the DAS was entitled to a dividend amounting to the greater of 7% of the aggregate issue price of B shares and 250% of the ordinary dividend rate multiplied by the number of B shares issued, less any dividends paid on the B shares and on ordinary shares issued on their conversion. When calculating earnings per share, IFRS requires profit or loss to be allocated to participating equity instruments as if all of the profit or loss for the period had been distributed. Consequently, earnings for all periods presented ending on or before 31 March 2014 are allocated solely to the dividend access share and earnings per ordinary and equivalent B share are nil for all periods. Adjusted earnings per ordinary and equivalent B share excludes the rights of the dividend access share for periods prior to 25 June 2014 and has been calculated on the basis tabulated on the following page.

After the DAS retirement agreement came into effect, once RBS has paid dividends on the DAS totalling £1.5 billion (subject to increases after 1 January 2016), the DAS will lose its preferential dividend rights and will become a single B share. The dividends are payable at the discretion of the directors. The first DAS dividend of £320 million payable within 45 business days of approval of the agreement, has been recognised as a liability at 30 June 2014. Unpaid DAS dividends will be subject to an increase of 5% per annum from 1 January 2016 and an increase of 10% per annum from 1 January 2021.

These changes to the DAS agreement have re-characterised the DAS such that it is no longer a participating share; it is only entitled to total dividends of £1.5 billion, subject to increases after 1 January 2016. Consequently earnings per share for periods ended after 25 June 2014 only reflect DAS dividends recognised before the end of a reporting period; this amounted to £320 million in respect of the half year and quarter ended 30 June 2014. Dividends can be paid on ordinary and B shares only once the total remaining amount of retirement dividend of £1,180 million, subject to increases as above, has been paid.

Notes

9. Earnings per ordinary and equivalent B share (continued)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013*	2014	2014	2013*

Earnings
Profit from continuing operations attributable
to ordinary and B shareholders (£m)	1,408	425	215	1,193	140
Profit from discontinued operations attributable to
ordinary and B shareholders (£m)	17	110	15	2	2

Profit attributable to ordinary and B shareholders (£m)	1,425	535	230	1,195	142

Ordinary shares outstanding during the period (millions)	6,208	6,052	6,235	6,181	6,073
Equivalent B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary
shares and equivalent B shares outstanding
during the period (millions)	11,308	11,152	11,335	11,281	11,173
Effect of dilutive share options and convertible
securities (millions)	97	114	89	110	114

Diluted weighted average number of ordinary
shares and equivalent B shares outstanding
during the period (millions)	11,405	11,266	11,424	11,391	11,287
Basic and diluted earnings/(loss) per ordinary and
equivalent B share (EPS)
Basic EPS from continuing operations	12.5p	-	1.9p	-	-
Earnings allocated to DAS	-	3.8p	-	10.6p	1.2p
Own credit adjustments	0.4p	(2.6p)	1.3p	(0.9p)	(0.8p)
Gain on redemption of own debt	(0.2p)	(1.7p)	-	(0.2p)	(2.1p)
Write-down of goodwill	1.1p	-	1.1p	-	-
Strategic disposals	(1.7p)	-	-	(1.7p)	(0.1p)

Adjusted EPS from continuing operations	12.1p	(0.5p)	4.3p	7.8p	(1.8p)
Basic EPS from discontinued operations	0.2p	-	0.1p	-	-
Earnings allocated to DAS	-	1.0p	-	-	-

Adjusted EPS from discontinued operations	0.2p	1.0p	0.1p	-	-

* Basic EPS for the half year and quarter ended 30 June 2013 have been restated to reflect the terms of the DAS.

Notes:
(1)	Diluted EPS from continuing operations in the half year ended 30 June 2014 and the quarter ended 30 June 2014 were 0.1p lower than basic EPS.
(2)	Adjusted EPS has been restated to reflect the change in presentation of one-off and other items set out on page 10.

Notes

10. Segmental analysis
On 27 February 2014, RBS announced the reorganisation of the previously reported operating divisions into three franchises:

●	Personal & Business Banking (PBB), comprising two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

●	Commercial & Private Banking (CPB), comprising two reportable segments, Commercial Banking and Private Banking.

●	Corporate & Institutional Banking (CIB); a single reportable segment.

RBS Capital Resolution (RCR) was established with effect from 1 January 2014 by the transfer of capital intensive and higher risk assets from existing divisions. Non-Core was dissolved on 31 December 2013. No business lines moved to RCR and so comparative data has not been restated.

RBS will continue to manage and report Citizens Financial Group (CFG) and RBS Capital Resolution (RCR) separately until disposal or wind-down. Residual unallocated costs will continue to be reported within central items.

As part of its internal reorganisation, RBS has also centralised all services and functions. The costs relating to Services and Functions previously reported as direct expenses in the divisions are now reallocated to businesses using appropriate drivers and reported as indirect expenses in the segmental income statements.

In addition, a number of previously reported reconciling items (Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions, restructuring costs, amortisation of purchased intangible assets and bank levy) have now been allocated to the reportable segments.

Refer to ‘Presentation of information’ on pages 9 and 10 for further details. Comparatives have been restated accordingly.

Analysis of operating profit
The following tables provide a segmental analysis of operating profit/(loss) by main income statement captions. The segmental income statements on pages 24 to 68 reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit.

Notes

10. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	recoveries	profit/(loss)
Half year ended 30 June 2014	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,276	686	2,962	(1,820)	(148)	994
Ulster Bank	323	89	412	(300)	(57)	55

Personal & Business Banking	2,599	775	3,374	(2,120)	(205)	1,049

Commercial Banking	999	569	1,568	(902)	(31)	635
Private Banking	344	201	545	(400)	-	145

Commercial & Private Banking	1,343	770	2,113	(1,302)	(31)	780

Corporate & Institutional Banking	365	2,062	2,427	(2,158)	39	308
Central items	203	146	349	(270)	12	91
Citizens Financial Group	987	620	1,607	(1,082)	(104)	421
RCR (1)	(1)	109	108	(176)	20	(48)

Non-statutory basis	5,496	4,482	9,978	(7,108)	(269)	2,601
Reconciling items:
Own credit adjustments (2)	-	(51)	(51)	-	-	(51)
Gain on redemption of own debt	-	20	20	-	-	20
Write down of goodwill	-	-	-	(130)	-	(130)
Strategic disposals	-	191	191	-	-	191
RFS Holdings minority interest	(3)	25	22	(1)	-	21
Statutory basis	5,493	4,667	10,160	(7,239)	(269)	2,652

Notes:
(1)	Reallocation of £12 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Comprises £11 million gain included in 'Income from trading activities' and £62 million loss included in 'Other operating income' on a statutory basis.

Notes

10. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	recoveries	profit/(loss)
Half year ended 30 June 2013*	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,200	629	2,829	(1,885)	(256)	688
Ulster Bank	302	142	444	(322)	(503)	(381)

Personal & Business Banking	2,502	771	3,273	(2,207)	(759)	307

Commercial Banking	936	613	1,549	(854)	(282)	413
Private Banking	317	214	531	(436)	(7)	88

Commercial & Private Banking	1,253	827	2,080	(1,290)	(289)	501

Corporate & Institutional Banking (1)	313	2,395	2,708	(2,682)	(223)	(197)
Central items	453	219	672	(122)	3	553
Citizens Financial Group	939	570	1,509	(1,105)	(51)	353
Non-Core (2)	(18)	384	366	(344)	(831)	(809)

Non-statutory basis	5,442	5,166	10,608	(7,750)	(2,150)	708
Reconciling items:
Own credit adjustments (3)	-	376	376	-	-	376
Gain on redemption of own debt	-	191	191	-	-	191
RFS Holdings minority interest	(5)	102	97	2	-	99

Statutory basis	5,437	5,835	11,272	(7,748)	(2,150)	1,374

*Restated

Notes:
(1)	Reallocation of £1 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(2)
Reallocation of £20 million between net interest income and non-interest income in respect of funding costs of rental assets, £19 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(3)	Comprises £175 million gain included in 'Income from trading activities' and £201 million gain included in 'Other operating income' on a statutory basis.

Notes

10. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	recoveries	profit/(loss)
Quarter ended 30 June 2014	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,152	347	1,499	(955)	(60)	484
Ulster Bank	169	42	211	(155)	(10)	46

Personal & Business Banking	1,321	389	1,710	(1,110)	(70)	530

Commercial Banking	511	287	798	(493)	9	314
Private Banking	174	98	272	(201)	(1)	70

Commercial & Private Banking	685	385	1,070	(694)	8	384

Corporate & Institutional Banking	186	890	1,076	(1,146)	45	(25)
Central items	100	44	144	(71)	13	86
Citizens Financial Group	499	391	890	(582)	(31)	277
RCR (1)	7	28	35	(97)	128	66

Non-statutory basis	2,798	2,127	4,925	(3,700)	93	1,318
Reconciling items:
Own credit adjustments (2)	-	(190)	(190)	-	-	(190)
Write down of goodwill	-	-	-	(130)	-	(130)
RFS Holdings minority interest	-	12	12	-	-	12

Statutory basis	2,798	1,949	4,747	(3,830)	93	1,010

Notes:
(1)	Reallocation of £9 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Comprises £84 million loss included in 'Income from trading activities' and £106 million loss included in 'Other operating income' on a statutory basis.

Notes

10. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	recoveries	profit/(loss)
Quarter ended 31 March 2014*	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,124	339	1,463	(865)	(88)	510
Ulster Bank	154	47	201	(145)	(47)	9

Personal & Business Banking	1,278	386	1,664	(1,010)	(135)	519

Commercial Banking	488	282	770	(409)	(40)	321
Private Banking	170	103	273	(199)	1	75

Commercial & Private Banking	658	385	1,043	(608)	(39)	396

Corporate & Institutional Banking	179	1,172	1,351	(1,012)	(6)	333
Central items	103	102	205	(199)	(1)	5
Citizens Financial Group	488	229	717	(500)	(73)	144
RCR (1)	(8)	81	73	(79)	(108)	(114)

Non-statutory basis	2,698	2,355	5,053	(3,408)	(362)	1,283
Reconciling items:
Own credit adjustments (2)	-	139	139	-	-	139
Gain on redemption of own debt	-	20	20	-	-	20
Strategic disposals	-	191	191	-	-	191
RFS Holdings minority interest	(3)	13	10	(1)	-	9

Statutory basis	2,695	2,718	5,413	(3,409)	(362)	1,642

*Restated

Notes:
(1)	Reallocation of £3 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Comprises £95 million gain included in Income from trading activities and £44 million gain included in Other operating income on a statutory basis.

Notes

10. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	recoveries	profit/(loss)
Quarter ended 30 June 2013*	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,118	320	1,438	(1,044)	(126)	268
Ulster Bank	152	88	240	(187)	(263)	(210)

Personal & Business Banking	1,270	408	1,678	(1,231)	(389)	58

Commercial Banking	484	325	809	(425)	(155)	229
Private Banking	159	110	269	(220)	(2)	47

Commercial & Private Banking	643	435	1,078	(645)	(157)	276

Corporate & Institutional Banking (1)	141	1,095	1,236	(1,487)	(144)	(395)
Central items	228	207	435	(86)	3	352
Citizens Financial Group	469	278	747	(548)	(32)	167
Non-Core (2)	19	254	273	(159)	(398)	(284)

Non-statutory basis	2,770	2,677	5,447	(4,156)	(1,117)	174
Reconciling items:
Own credit adjustments (3)	-	127	127	-	-	127
Gain on redemption of own debt	-	242	242	-	-	242
Strategic disposals	-	6	6	-	-	6
RFS Holdings minority interest	(3)	1	(2)	1	-	(1)

Statutory basis	2,767	3,053	5,820	(4,155)	(1,117)	548

*Restated

Notes:
(1)	Reallocation of £1 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(2)
Reallocation of £11 million between net interest income and non-interest income in respect of funding costs of rental assets, £10 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(3)	Comprises £76 million gain included in 'Income from trading activities' and £51 million gain included in 'Other operating income' on a statutory basis.

Notes

10. Segmental analysis (continued)

Total revenue
	Half year ended
	30 June 2014			30 June 2013*
		Inter			Inter
	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	3,583	7	3,590	3,620	7	3,627
Ulster Bank	408	40	448	549	36	585

Personal & Business Banking	3,991	47	4,038	4,169	43	4,212

Commercial Banking	1,729	13	1,742	1,778	16	1,794
Private Banking	470	258	728	503	340	843

Commercial & Private Banking	2,199	271	2,470	2,281	356	2,637

Corporate & Institutional Banking	3,033	2,028	5,061	3,461	2,691	6,152
Central items	1,200	2,051	3,251	1,550	4,665	6,215
Citizens Financial Group	1,724	5	1,729	1,644	50	1,694
RCR	443	254	697	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	1,081	223	1,304

Non-statutory basis	12,590	4,656	17,246	14,186	8,028	22,214
Reconciling items:
Own credit adjustments	(51)	-	(51)	376	-	376
Gain on redemption of own debt	20	-	20	191	-	191
Strategic disposals	191	-	191	-	-	-
RFS Holdings minority interest	25	-	25	102	-	102
Elimination of intra-group transactions	-	(4,656)	(4,656)	-	(8,028)	(8,028)

Statutory basis	12,775	-	12,775	14,855	-	14,855

*Restated

Notes

10. Segmental analysis (continued)

Total revenue (continued)
	Quarter ended
	30 June 2014			31 March 2014*			30 June 2013*
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,806	3	1,809	1,777	4	1,781	1,821	(7)	1,814
Ulster Bank	210	20	230	198	20	218	289	27	316

Personal & Business Banking	2,016	23	2,039	1,975	24	1,999	2,110	20	2,130

Commercial Banking	875	(18)	857	854	31	885	909	8	917
Private Banking	234	127	361	236	131	367	255	162	417

Commercial & Private Banking	1,109	109	1,218	1,090	162	1,252	1,164	170	1,334

Corporate & Institutional Banking	1,383	1,128	2,511	1,650	900	2,550	1,628	1,470	3,098
Central items	552	1,019	1,571	648	1,032	1,680	873	2,319	3,192
Citizens Financial Group	947	2	949	777	3	780	813	25	838
RCR	193	97	290	250	157	407	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	n/a	n/a	620	144	764

Non-statutory basis	6,200	2,378	8,578	6,390	2,278	8,668	7,208	4,148	11,356
Reconciling items:
Own credit adjustments	(190)	-	(190)	139	-	139	127	-	127
Gain on redemption of own debt	-	-	-	20	-	20	242	-	242
Strategic disposals	-	-	-	191	-	191	6	-	6
RFS Holdings minority interest	11	-	11	14	-	14	1	-	1
Elimination of intra-group transactions	-	(2,378)	(2,378)	-	(2,278)	(2,278)	-	(4,148)	(4,148)

Statutory basis	6,021	-	6,021	6,754	-	6,754	7,584	-	7,584

Total assets and liabilities

	30 June 2014		31 March 2014*		31 December 2013*
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Total assets	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	133,559	147,650	132,802	146,264	132,153	146,255
Ulster Bank	26,734	24,718	26,160	26,055	28,183	27,047

Personal & Business Banking	160,293	172,368	158,962	172,319	160,336	173,302

Commercial Banking	88,573	90,272	89,608	90,158	87,900	93,201
Private Banking	20,794	36,379	21,227	37,173	21,168	37,564

Commercial & Private Banking	109,367	126,651	110,835	127,331	109,068	130,765

Corporate & Institutional Banking	537,563	493,282	546,968	503,189	551,200	512,691
Central items	92,392	81,308	91,219	82,839	103,450	84,279
Citizens Financial Group	76,090	63,661	76,063	63,547	71,738	61,289
RCR	34,449	12,731	38,793	13,475	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	31,177	6,100

Non-statutory basis	1,010,154	950,001	1,022,840	962,700	1,026,969	968,426
Reconciling item:
RFS Holdings minority interest	954	144	930	134	909	237

Statutory basis	1,011,108	950,145	1,023,770	962,834	1,027,878	968,663

*Restated

Notes

11. Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

									Non
	Financial instruments								financial
							Amortised	Finance	assets/
	HFT (1)	DFV (2)	HD (3)	AFS (4)	LAR (5)	HTM(6)	cost	leases	liabilities	Total
30 June 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	68,670	-				68,670
Loans and advances to banks
- reverse repos	25,139	-		-	3,024	-				28,163
- other	9,907	-		-	18,997	-				28,904
Loans and advances to customers
- reverse repos	53,142	-		-	400	-				53,542
- other	18,171	50		-	360,790	-		6,543		385,554
Debt securities	55,893	121		48,698	3,526	4,556				112,794
Equity shares	6,444	338		1,052	-	-				7,834
Settlement balances	-	-		-	19,682	-				19,682
Derivatives	270,807		4,099							274,906
Intangible assets									12,173	12,173
Property, plant and equipment									7,115	7,115
Deferred tax									3,107	3,107
Prepayments, accrued income and
other assets	-	-		-	-	-			7,418	7,418
Assets of disposal groups									1,246	1,246

	439,503	509	4,099	49,750	475,089	4,556		6,543	31,059	1,011,108

Liabilities
Deposits by banks
- repos	28,931	-					2,791			31,722
- other	22,168	-					17,011			39,179
Customer accounts
- repos	46,861	-					4,679			51,540
- other	9,287	5,248					386,691			401,226
Debt securities in issue	7,339	12,967					38,781			59,087
Settlement balances	-	-					15,128			15,128
Short positions	39,019	-								39,019
Derivatives	266,544		3,543							270,087
Accruals, deferred income and
other liabilities	-	-					1,744	15	13,117	14,876
Retirement benefit liabilities									2,742	2,742
Deferred tax									605	605
Subordinated liabilities	-	846					23,963			24,809
Liabilities of disposal groups									125	125

	420,149	19,061	3,543				490,788	15	16,589	950,145

Equity										60,963

										1,011,108

For the notes to this table refer to the following page.

Notes

11. Financial instruments: Classification (continued)

								Non
	Financial instruments							financial
						Amortised	Finance	assets/
	HFT (1)	DFV (2)	HD (3)	AFS (4)	LAR (5)	cost	leases	liabilities	Total
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	82,659				82,659
Loans and advances to banks
- reverse repos	25,795	-		-	721				26,516
- other	9,952	-		-	17,603				27,555
Loans and advances to customers
- reverse repos	49,897	-		-	-				49,897
- other	19,170	49		-	364,772		6,834		390,825
Debt securities	56,582	122		53,107	3,788				113,599
Equity shares	7,199	400		1,212					8,811
Settlement balances	-	-		-	5,591				5,591
Derivatives	283,508		4,531						288,039
Intangible assets								12,368	12,368
Property, plant and equipment								7,909	7,909
Deferred tax								3,478	3,478
Prepayments, accrued income and
other assets	-	-		-	-			7,614	7,614
Assets of disposal groups								3,017	3,017

	452,103	571	4,531	54,319	475,134		6,834	34,386	1,027,878

Liabilities
Deposits by banks
- repos	23,127	-				5,523			28,650
- other	19,764	-				15,565			35,329
Customer accounts
- repos	52,300	-				4,184			56,484
- other	10,236	5,862				398,298			414,396
Debt securities in issue	8,560	15,848				43,411			67,819
Settlement balances	-	-				5,313			5,313
Short positions	28,022	-							28,022
Derivatives	281,299		4,227						285,526
Accruals, deferred income and
other liabilities	-	-				1,764	19	14,234	16,017
Retirement benefit liabilities								3,210	3,210
Deferred tax								507	507
Subordinated liabilities	-	868				23,144			24,012
Liabilities of disposal groups								3,378	3,378

	423,308	22,578	4,227			497,202	19	21,329	968,663

Equity									59,215

									1,027,878
Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Hedging derivatives.
(4)	Available-for-sale.
(5)	Loans and receivables.
(6)	Held to maturity

Apart from the reclassification of £3.6 billion of Treasury debt securities from AFS to HTM in Q1 2014, there were no other reclassifications in the first half of 2014.

Notes

11. Financial instruments (continued)

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The table below shows credit valuation adjustments (CVA) and other valuation reserves.  CVA represent an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures.

	30 June	31 December
	2014	2013
	£m	£m

Credit valuation adjustments
- monoline insurers and credit derivative product companies (CDPC)	57	99
- other counterparties	1,433	1,667

	1,490	1,766

Other valuation reserves
- bid-offer	405	513
- funding valuation adjustment	522	424
- product and deal specific	718	745
- other	27	8

	1,672	1,690

Valuation reserves	3,162	3,456

The table below analyses CVA relating to other counterparties by rating and sector.
	30 June	31 December
Ratings:	2014	2013
	£m	£m

AAA	85	104
AA to AA+	25	13
A to AA-	111	168
BBB- to A-	336	446
Non-investment grade	876	936

	1,433	1,667

Counterparty:
Banks	38	89
Other financial institutions	196	199
Corporate	1,013	1,126
Government	186	253

	1,433	1,667

Key points
•	The decrease in CVA was primarily driven by tightening of credit spreads.

•	Other valuation reserves were broadly flat with balance sheet reduction impacts being offset by additional funding related reserves.

Notes

11. Financial instruments: Valuation reserves (continued)

Own credit
The cumulative own credit adjustment (OCA) recorded on held-for-trading (HFT) and designated as at fair value through profit or loss (DFV) debt securities in issue, subordinated liabilities and derivative liabilities are set out below.

Cumulative OCA (CR)/DR (1)				Subordinated
	Debt securities in issue (2)			liabilities
	HFT	DFV	Total	DFV	Total	Derivatives	Total (3)
	£m	£m	£m	£m	£m	£m	£m

30 June 2014	(395)	(87)	(482)	237	(245)	54	(191)
31 December 2013	(467)	(33)	(500)	256	(244)	96	(148)
30 June 2013	(488)	244	(244)	380	136	309	445

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

30 June 2014	7.3	13.0	20.3	0.8	21.1
31 December 2013	8.6	15.8	24.4	0.9	25.3
30 June 2013	9.3	20.7	30.0	0.9	30.9

Notes:
(1)	The OCA does not alter cash flows and is not used for performance management.
(2)	Includes wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points
•
The cumulative OCA decreased during the first half of 2014 due to tightening of RBS credit spreads in the second quarter of 2014 partially offset by the impact of time decay (e.g. the reduction in the remaining time to maturity of the trades reduces the impact of changes in RBS credit spreads).

•
Senior issued debt OCA is determined by reference to secondary debt issuance spreads, the five year spread tightened to 72 basis points (31 December 2013 - 92 basis points; 30 June 2013 - 140 basis points).

•	RBS CDS spreads tightened to 85 basis points (31 December 2013 - 114 basis points; 30 June 2013 - 228 basis points).

Notes

11. Financial instruments (continued)

Financial instruments carried at fair value - valuation hierarchy
Commentary on the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the Group’s 2013 Annual Report and Accounts. There have been no material changes to valuation or levelling approaches in the half year to 30 June 2014.

The tables below show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy – level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
30 June 2014	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances to banks	-	34.7	0.3	35.0	20	(10)
Loans and advances to customers	-	71.2	0.2	71.4	20	(30)
Debt securities	58.3	44.6	1.8	104.7	130	(60)
Equity shares	6.1	1.1	0.6	7.8	100	(80)
Derivatives	0.1	271.8	3.1	275.0	330	(190)

	64.5	423.4	6.0	493.9	600	(370)

Proportion	13.1%	85.7%	1.2%	100.0%

Of which
RBS excluding RCR	64.4	409.5	4.4	478.3
RCR	0.1	13.9	1.6	15.6

	64.5	423.4	6.0	493.9

31 December 2013

Assets
Loans and advances to banks	-	35.5	0.3	35.8	30	(10)
Loans and advances to customers	-	68.9	0.2	69.1	20	(30)
Debt securities	58.0	49.7	2.1	109.8	160	(100)
Equity shares	7.0	1.1	0.7	8.8	120	(110)
Derivatives	0.1	284.4	3.5	288.0	390	(250)

	65.1	439.6	6.8	511.5	720	(500)

Proportion	12.7%	86.0%	1.3%	100.0%

Of which
RBS excluding Non-Core	64.9	436.2	4.9	506.0
Non-Core	0.2	3.4	1.9	5.5

	65.1	439.6	6.8	511.5

Notes

11. Financial instruments: Valuation hierarchy (continued)

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
30 June 2014	£bn	£bn	£bn	£bn	£m	£m

Liabilities
Deposits by banks	-	51.0	0.1	51.1	10	-
Customer accounts	-	61.2	0.2	61.4	-	(10)
Debt securities in issue	-	19.0	1.3	20.3	30	(50)
Short positions	34.3	4.7	-	39.0	-	-
Derivatives	0.1	267.6	2.5	270.2	130	(120)
Subordinated liabilities	-	0.8	-	0.8	-	-

	34.4	404.3	4.1	442.8	170	(180)

Proportion	7.8%	91.3%	0.9%	100.0%

Of which
RBS excluding RCR	34.4	393.5	3.7	431.6
RCR	-	10.8	0.4	11.2

	34.4	404.3	4.1	442.8

31 December 2013

Liabilities
Deposits by banks	-	42.8	0.1	42.9	10	-
Customer accounts	-	68.2	0.2	68.4	-	(10)
Debt securities in issue	-	23.1	1.3	24.4	50	(70)
Short positions	23.9	4.1	-	28.0	-	-
Derivatives	0.1	282.4	3.0	285.5	130	(120)
Subordinated liabilities	-	0.9	-	0.9	-	-

	24.0	421.5	4.6	450.1	190	(200)

Proportion	5.3%	93.7%	1.0%	100.0%

Of which
RBS excluding Non-Core	24.0	420.1	4.5	448.6
Non-Core	-	1.4	0.1	1.5

	24.0	421.5	4.6	450.1

Notes

11. Financial instruments (continued)

Valuation techniques
The table below shows a breakdown of valuation techniques and the ranges for those unobservable inputs used in valuation models and techniques that have a material impact on the valuation of Level 3 financial instruments. The table excludes unobservable inputs where the impact on valuation is less significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example an increase in the credit spread of a bond would be favourable for the issuer and unfavourable for the note holder. Whilst we indicate where we consider that there are significant relationships between the inputs, these inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

	Level 3 (£bn)				Range
Financial instruments	Assets	Liabilities	Valuation technique	Unobservable inputs	Low	High
Loans	0.3	0.1	Discounted cash flow (DCF)	Credit spreads (2)	285bps	1211bps

Deposits	0.2	0.2	Option pricing	Volatility (3)	27%	30%

			DCF	Credit spreads (2)	0bps	25bps
				Recovery rates (4)	0%	71%
			Price based	Price (5)	80%	100%

Debt securities
RMBS	0.2		Price based	Price (5)	0%	99%

			DCF	Probability of default (6)	3%	12%
				Yield (5)	10%	40%
				Conditional prepayment rates (CPR) (7)	0%	10%

CDO and CLO	0.8		Price based	Price (5)	0%	100%

			DCF	Yield (5)	0%	40%
				Probability of default (6)	2%	10%
Other ABS	0.4		Price based	Price (5)	0%	100%

Other debt securities	0.4		DCF	Credit spreads (2)	100bps	109bps
			Price based	Price (5)	0%	100%

Equity securities	0.6		Price based	Price (5)	0%	100%

			EBITDA multiple	EBITDA multiple (8)	12x	40x
			DCF	Yield (5)	10%	30%

				Recovery rates (4)	0%	100%

Derivatives
Foreign exchange	1.0	0.6	Option pricing model	Correlation (9)	(41%)	100%
				Volatility (3)	6%	23%

Interest rate	1.3	0.5	Option pricing model	Correlation (9)	(40%)	100%

			DCF	CPR (7)	2%	20%

Equities and commodities	0.1	0.6	Option pricing model	Volatility (3)	27%	30%

Credit	0.7	0.8	Price based	Price (5)	0%	100%

			DCF based on defaults	Recovery rates (4)	0%	100%
			and recoveries	Credit spreads (2)	25bps	410bps

Notes

11. Financial instruments: Valuation techniques (continued)

Notes:
(1)	Level 3 structured issued debt securities of £1.3 billion are not included in the table above as valuation is consistent with the valuation of the embedded derivative component.
(2)
Credit spreads and discount margins: Credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. The discount rate comprises credit spread or margin plus the benchmark rate; it is used to value future cash flows.

(3)	Volatility: A measure of the tendency of a price to change with time.
(4)
Recovery rate: Reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(5)
Price and yield: There may be a range of price based information used for evaluating the value of an instrument. This may be a direct comparison of one instrument or portfolio with another or movements in a more liquid instrument may be used to indicate the movement in the value of less liquid instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued, for example different maturity, credit quality, seniority or expected payouts. Similarly to price, an instrument’s yield may be compared to other instruments either directly or indirectly. Prices move inversely to yields.

(6)
Probability of default: This is a measure of the expected rate of losses in an underlying portfolio of mortgages or other receivables. The higher the probability of default the lower the value of the underlying portfolio. The cumulative losses tend to move conversely to prepayment rates and in line with constant default rates. The higher the rate, the higher the expected number of defaults and therefore the expected losses. An increase in the default rate is likely to reduce the value of an asset.

(7)
Conditional prepayment rate: The measure of the rate at which underlying mortgages or loans are prepaid. An increase in prepayment rates in a portfolio may increase or decrease its value depending upon the credit quality and payment terms of the underlying loans. For example an increase in prepayment rate of a portfolio of high credit quality underlying assets may reduce the value and size of the portfolio whereas for lower credit quality underlyings it may increase the value.

(8)
EBITDA (earnings before interest, tax, depreciation and amortisation) multiple: This is a commonly used valuation technique for equity holdings. The EBITDA of a company is used as a proxy for the future cash flows and when multiplied by an appropriate factor gives an estimate for the value of the company.

(9)
Correlation: Measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables.

(10)	Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.
(11)
Improvements in price discovery resulted in transfers of £0.2 billion and £0.1 billion of asset and liabilities respectively from level 3 to level 2. Transfers from level 2 to level 3 mainly comprised debt securities in issue of £0.2 billion, derivative assets and liabilities of £0.1 billion each and debt securities of £0.1 billion due to increased unobservability of inputs used in the valuation of these instruments. There were no significant transfers between level 1 and level 2.

Notes

11. Financial instruments: Movement in level 3 portfolios
											Amounts recorded in
											the income statement
	At	Amount recorded in				Purchases	Settlements	Sales	Foreign	At	in respect of balances
	1 January	Income	SOCI	Level 3 transfers		and			exchange	30 June	held at period end
	2014	statement (1)	(2)	In	Out	issuances (3)			and other	2014	Unrealised	Realised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (4)
Loans and advances
- banks	310	(12)	-	-	-	-	-	(5)	-	293	16	-
- customers	172	(1)	-	13	(3)	48	(14)	(10)	(3)	202	(13)	8
Debt securities	906	77	-	77	(52)	238	(41)	(225)	(5)	975	55	10
Equity shares	286	83	-	-	(38)	40	(31)	(46)	(3)	291	(22)	2
Derivatives	3,493	(282)	-	99	(55)	100	(212)	(65)	(14)	3,064	(297)	(2)

FVTPL assets	5,167	(135)	-	189	(148)	426	(298)	(351)	(25)	4,825	(261)	18

Of which ABS:
- FVTPL (4)	591	84	-	24	(29)	181	(17)	(222)	(3)	609	59	7
- AFS	1,108	8	(9)	3	-	-	(195)	(111)	1	805	(3)	11

Available-for-sale (AFS)
Debt securities	1,194	8	(9)	3	-	1	(297)	(53)	1	848	(3)	11
Equity shares	400	4	26	-	(61)	5	(24)	(61)	(7)	282	4	1

AFS assets	1,594	12	17	3	(61)	6	(321)	(114)	(6)	1,130	1	12

	6,761	(123)	17	192	(209)	432	(619)	(465)	(31)	5,955	(260)	30

Liabilities
Deposits	253	13	-	10	-	-	(2)	-	1	275	13	-
Debt securities in issue	1,354	(60)	-	236	(34)	36	(230)	(5)	(1)	1,296	(7)	-
Short positions	17	(1)	-	-	(11)	7	-	(4)	-	8	(4)	-
Derivatives	3,007	(124)	3	79	(84)	53	(334)	(69)	(11)	2,520	(98)	-

	4,631	(172)	3	325	(129)	96	(566)	(78)	(11)	4,099	(96)	-

Net gains/(losses)		49	14								(164)	30

Notes:
(1)
Net losses on HFT instruments of £94 million (31 December 2013 - £143 million) were recorded in income from trading activities. Net gains on other instruments of £143 million (31 December 2013 - £11 million) were recorded in other operating income, interest income as appropriate.

(2)	Consolidated statement of comprehensive income.
(3)	Includes £36 million of debt securities in issue and £7 million derivative liabilities relating to issuances.
(4)	Fair value through profit or loss comprises held-for-trading predominantly and designated at fair value through profit and loss.

Notes

11. Financial instruments (continued)

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.
	30 June 2014		31 December 2013
	Carrying		Carrying
	value	Fair value	value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	20.5	20.5	16.8	16.8
Loans and advances to customers	367.7	357.9	371.6	360.0
Debt securities	8.1	7.8	3.8	3.2

Financial liabilities
Deposits by banks	19.3	19.3	20.3	20.3
Customer accounts	140.8	141.0	133.8	134.0
Debt securities in issue	38.8	40.4	43.4	44.7
Subordinated liabilities	24.0	24.4	23.1	22.5

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For the following short-term financial instruments fair value approximates to carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, customer demand deposits and notes in circulation. These are excluded from the table above.

Notes

12. Provisions for liabilities and charges

			Other		Other
			customer		regulatory
	PPI	IRHP	redress	LIBOR	provisions	Litigation	Property	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2014	926	1,077	337	416	150	2,018	379	186	5,489
Currency translation and other
movement	-	-	-	(2)	-	(15)	-	-	(17)
Charge to income statement
- continuing operations	-	-	23	-	-	34	2	81	140
Releases to income statement
- continuing operations	-	-	(5)	-	-	(4)	(5)	-	(14)
Provisions utilised	(218)	(199)	(26)	(414)	-	(13)	(59)	(32)	(961)

At 31 March 2014	708	878	329	-	150	2,020	317	235	4,637
Currency translation and other
movement	-	-	-	-	(2)	(46)	(2)	-	(50)
Charge to income statement
- continuing operations	150	100	28	-	-	34	149	93	554
Releases to income statement
- continuing operations	-	-	(3)	-	-	(31)	(10)	-	(44)
Provisions utilised	(272)	(218)	(53)	-	(5)	(67)	(70)	(39)	(724)

At 30 June 2014	586	760	301	-	143	1,910	384	289	4,373

13. Contingent liabilities and commitments

	30 June 2014			31 March 2014			31 December 2013
	RBS			RBS			RBS excl.
	excl. RCR	RCR	Total	excl. RCR	RCR	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged
as collateral security	19,542	220	19,762	19,634	270	19,904	19,563	616	20,179
Other	6,145	187	6,332	6,039	236	6,275	5,893	98	5,991

	25,687	407	26,094	25,673	506	26,179	25,456	714	26,170

Commitments
Undrawn formal standby
facilities, credit lines and other
commitments to lend	208,299	2,076	210,375	208,550	2,482	211,032	210,766	2,280	213,046
Other	2,616	36	2,652	2,590	13	2,603	2,793	-	2,793

	210,915	2,112	213,027	211,140	2,495	213,635	213,559	2,280	215,839

Contingent liabilities and
commitments	236,602	2,519	239,121	236,813	3,001	239,814	239,015	2,994	242,009

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes

14. Litigation, investigations and reviews
Arising out of their normal business operations, the Company and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the European Union, the United States and other jurisdictions.

The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which the Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 30 June 2014 (see Note 12). The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the Group has recognised.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are material individually or in aggregate.

Litigation

Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in a purported class action filed in the United States District Court for the Southern District of New York involving holders of American Depositary Receipts (the ADR claims).

A consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. On 5 August 2013, the Court denied the plaintiffs’ motions for reconsideration and for leave to re-plead their case. The plaintiffs appealed the dismissal of this case to the Second Circuit Court of Appeals and that appeal was heard on 19 June 2014. A decision in respect of the appeal is awaited.

Notes

14. Litigation, investigations and reviews (continued)
Additionally, between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by the Group on 22 April 2008 in breach of the Financial Services and Markets Act 2000. On 30 July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The Group’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the Group under the Group Litigation Order. There are likely to be further case management conferences which, in due course, will lead to a trial date being set.

Other securitisation and securities related litigation in the United States
Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$64 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies remain as defendants in more than 40 lawsuits and arbitrations brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are two cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these approximately US$10 billion were outstanding at 30 June 2014 with cumulative losses of approximately US$1.03 billion (being the loss of principal value suffered by security holders). On 30 September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. Discovery is ongoing.

The other remaining FHFA lawsuit that involves the Group (in which the primary defendant is Nomura) names RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. This case is part of a coordinated proceeding in the United States District Court for the Southern District of New York in which discovery is underway. Three other FHFA lawsuits (against JP Morgan, Morgan Stanley and Countrywide) in which RBS Securities Inc. was an underwriter defendant were settled without any contribution from RBS Securities Inc. On 19 June 2014, another FHFA lawsuit in which RBS Securities Inc. was an underwriter defendant (against Ally Financial Group) was settled by RBS Securities Inc. for US$99.5 million. This amount is fully provided for.

Other MBS lawsuits against Group companies include three cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union) and six cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

Notes

14. Litigation, investigations and reviews (continued)
The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. and In re IndyMac Mortgage-Backed Securities Litigation, the latter of which has been settled in principle subject to documentation and court approval.  A third MBS class action, New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al., has been settled in principle for US$275 million subject to court approval. There is a provision that fully covers this settlement amount. The case relates to more than US$15 billion of the issued MBS that are the subject of MBS claims pending against Group companies. The outcome in this case should not be seen as indicative of how other MBS lawsuits may be resolved.

RBS Securities Inc. was also a defendant in Luther v. Countrywide Financial Corp. et al. and related class action cases. On 5 December 2013, the court granted final approval of a US$500 million settlement of plaintiffs’ claims to be paid by Countrywide without contribution from RBS Securities Inc. Several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, the Group has or will have contractual claims to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Notes

14. Litigation, investigations and reviews (continued)
Most of the USD LIBOR-related actions in which Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. Discovery is stayed. Over 35 other USD LIBOR-related actions involving RBS have been stayed pending further order from the Court. On 30 June 2014, the U.S. Supreme Court announced that it would consider an appeal by plaintiffs whose claims have been dismissed in their entirety to decide whether those plaintiffs have the procedural right to appeal the dismissals to the U.S. Court of Appeals for the Second Circuit on an interlocutory basis instead of waiting until there is a final judgment in the coordinated proceeding.

Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action") and (ii) Euribor (the "Euribor action"), both of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the Yen action dismissed the plaintiffs’ antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations and their outcomes affecting the Group are set out under ‘Investigations and reviews’ on page 114.

Credit default swap antitrust litigation
Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York. The plaintiffs generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps.

FX antitrust litigation
Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action on behalf of U.S.-based plaintiffs and two similar complaints on behalf of non-U.S. plaintiffs in Norway and South Korea. The three cases are all pending in the United States District Court for the Southern District of New York. The plaintiffs generally allege that the defendants violated the U.S. antitrust laws, state statutes, and the common law by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates. On 30 May 2014, the defendants filed motions to dismiss the complaints in these actions.

Notes

14. Litigation, investigations and reviews (continued)

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. These matters remain at the motion to dismiss stage of litigation.

Thornburg adversary proceeding
RBS Securities Inc. and certain other Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers.

Complex Systems
RBS N.V. is a defendant in an action being heard in the United States District Court for the Southern District of New York filed by Complex Systems, Inc (CSI). The plaintiff alleges that RBS N.V. has since late 2007 been using the plaintiff's back-office trade finance processing software without a valid licence, in violation of the US Copyright Act.

After granting summary judgment to CSI on the issue of liability, the Court on 9 May 2014 issued an injunction that requires RBS N.V. to cease using the disputed software. RBS N.V. has appealed the injunction and the underlying liability determination to the U.S. Court of Appeals for the Second Circuit. On 26 June 2014, that court denied RBS N.V.'s request that the injunction be stayed pending the outcome of the appeal. RBS N.V. is currently in discussions with CSI to resolve the dispute.

CPDO Litigation
CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case. It held that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. In March 2013, RBS N.V. was ordered to pay A$19.7 million. RBS N.V. appealed this decision and the appeal court found against RBS N.V. in May 2014. RBS N.V. has made the required payment of A$19.7 million. The judgment may potentially have significance to the other claims served and to any future similar claims.

Notes

14. Litigation, investigations and reviews (continued)

Investigations and reviews
The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the European Union, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable regulatory, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The Group is co-operating fully with the investigations and reviews described below.

LIBOR, other trading rates and foreign exchange trading
On 6 February 2013, the Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement. On 12 April 2013, RBS Securities Japan Limited received a business improvement order from Japan’s Financial Services Agency requiring RBS to take remedial steps to address certain matters, including inappropriate conduct in relation to Yen LIBOR. Since such date, RBS Securities Japan Limited has been taking steps to address the issues raised in compliance with that order. In June 2013, RBS was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 - 2011. RBS was ordered at that time to set aside additional statutory reserves with MAS of SGD1-1.2 billion and to comply with certain directives set by MAS with oversight by an independent reviewer, including instituting proper benchmark rate governance, providing training and ensuring robust surveillance systems and proper management of conflicts of interest. RBS complied with all directives to the satisfaction of MAS and the statutory reserves amount has been repaid by MAS.

Notes

14. Litigation, investigations and reviews (continued)
In February 2014, the Group paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In July 2014, RBS entered into an Enforceable Undertaking (EU) with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS undertakes in the EU to (a) comply with its existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS’s implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the EU, RBS also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

The Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, ISDAFIX and non-deliverable forwards. The Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.

In addition, various governmental and regulatory authorities have commenced investigations into foreign exchange trading and sales activities apparently involving multiple financial institutions. The Group has received enquiries from certain of these authorities including the FCA. The Group is reviewing communications and procedures relating to certain currency exchange benchmark rates as well as foreign exchange trading and sales activity. It is not possible to estimate reliably what effect the outcome of these investigations, any regulatory findings and any related developments may have on the Group, including the timing and amount of fines or settlements, which may be material.

On 21 July 2014, the Serious Fraud Office announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions.

Technology incident in June 2012
On 19 June 2012, the Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group agreed to reimburse customers for any loss suffered as a result of the incident and the Group made a provision of £175 million in 2012.

The incident, the Group's handling of the incident, and the systems and controls surrounding the processes affected, are the subject of regulatory investigations in the UK and in the Republic of Ireland.

Notes

14. Litigation, investigations and reviews (continued)
On 9 April 2013, the UK Financial Conduct Authority (FCA) announced that it had commenced an enforcement investigation into the incident. This is a joint investigation conducted by the FCA together with the UK Prudential Regulation Authority (PRA). The FCA and PRA will reach their conclusions in due course and will decide whether or not to initiate enforcement action following that investigation. While the outcomes of the FCA and PRA investigations will be separate, the regulators have indicated that they will endeavour to co-ordinate the timescales of their respective investigations. Separately the Central Bank of Ireland has initiated an investigation.

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wished the Group and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, who is reviewing and approving any redress, and the FCA is overseeing this.

As part of the redress exercise, the Group undertook to provide fair and reasonable redress to non-sophisticated customers classified as retail clients or private customers, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients or private customers who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the Group was required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients or private customers who purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 are entitled to approach the Group and request a review. The Group has reached agreement with the independent reviewer in relation to redress outcomes for almost all in scope customers. The Group and the independent reviewer are now focused on completing the few remaining review outcomes, as well as assessing ancillary issues such as consequential loss claims.

In addition to the redress exercise that is being overseen by the FCA, the Group is also dealing with a large number of active litigation claims by customers who are also being considered under the FCA redress programme as well as customers who are outside of scope for the review due to their sophistication. The Group is encouraging those customers that are eligible to seek redress under the FCA scheme. To the extent that claims are brought, the Group believes it has strong grounds for defending these claims.

The Group is voluntarily undertaking a similar exercise and past business review in relation to the sale of interest rate hedging products to retail designated small and medium sized businesses in the Republic of Ireland and to relevant customers of RBS International. Current expectations are that these will be completed by 31 December 2014.

The Group has made provisions in relation to all of the above totalling £1.4 billion to date for this matter, including £100 million in the six months ended 30 June 2014, of which £0.6 billion had been utilised at 30 June 2014.

Notes

14. Litigation, investigations and reviews (continued)

FSA mystery shopping review
On 13 February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required the Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the Financial Planning channel of the Personal and Business Banking division of the Group, which includes The Royal Bank of Scotland plc and National Westminster Bank Plc, during the period from March 2012 until December 2012. This review is being conducted under section 166 of the Financial Services and Markets Act, under which a skilled person has been appointed to monitor such exercise. Alongside this review, the Personal and Business Banking business of the Group is also carrying out self-initiated reviews of certain parts of its advice back book and discussions are taking place with the FCA in relation to a remediation exercise for a specific customer segment who may have been mis-sold a structured product.

Card Protection Plan Limited
On 22 August 2013, the FCA announced that Card Protection Plan Limited (“CPP”) and 13 banks and credit card issuers, including the Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The compensation scheme has now been approved by the requisite number of customers and by the High Court of England and Wales. CPP has written to affected policyholders to ask those who believe they have been mis-sold to submit their claims. Claims that have been submitted to date are currently being processed and payments are now being made. Save for exceptional cases, all claims must be submitted before 31 August 2014. The Group has made appropriate levels of provision based on its estimate of ultimate exposure.

Tomlinson Report
On 25 November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK government’s Department for Business Innovation and Skills, was published (Tomlinson Report). The Tomlinson Report was critical of the Group’s Global Restructuring Group’s treatment of SMEs. The Tomlinson Report was passed to the PRA and FCA. On 29 November 2013, the FCA announced that an independent skilled person would be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, Promontory Financial Group and Mazars were appointed as the skilled person. The Group is fully cooperating with the FCA in its investigation.

Notes

14. Litigation, investigations and reviews (continued)
Separately, in November 2013 the Bank instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the Group’s Global Restructuring Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, has been commenced in the Republic of Ireland. The Group’s current expectation is that this review will be completed by 30 September 2014.

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw (i.e. set to zero) the relevant cross-border MIF by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the Group intervening in the appeal proceedings. The General Court heard MasterCard’s appeal in July 2011 and issued its judgment in May 2012, upholding the EC’s original decision. MasterCard has appealed further to the Court of Justice and the Group has intervened in these appeal proceedings. The appeal hearing took place on 4 July 2013 and the Advocate General’s (AG) opinion (which is a non binding opinion and provided to the Court in advance of its final decision) was published on 30 January 2014. The AG opinion proposes that the Court should dismiss MasterCard’s appeal. The Court’s decision is currently expected on 11 September 2014. MasterCard negotiated interim cross border MIF levels to apply for the duration of the General Court proceedings. These MIF levels remain in place during the appeal before the Court of Justice.

On 9 April 2013, the EC announced it was opening a new investigation into interbank fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In March 2008, the EC opened a formal inquiry into Visa’s MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. In April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. That appeal is ongoing. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA. On 14 May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

Notes

14. Litigation, investigations and reviews (continued)
In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted during early 2015 at the earliest. The draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. The OFT has not made a finding of an infringement of competition law and has not issued a Statement of Objections to any party in connection with those investigations. In February 2013 the OFT confirmed that while reserving its right to do so, it did not expect to issue Statements of Objections in respect of these investigations (if at all) prior to the handing down of the judgment of the Court of Justice in the matter of MasterCard's appeal against the EC’s 2007 infringement decision.

The outcomes of these ongoing investigations, proceedings and proposed regulation are not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the Group’s business in this sector.

Payment Protection Insurance
The FSA conducted a broad industry thematic review of Payment Protection Insurance (PPI) sales practices and in September 2008, the FSA announced an escalation of its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies had been made to banks and to the Financial Ombudsman Service (FOS) and many of these were being upheld by the FOS against the banks.

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes has been under way since 2011. The Group has made provisions totalling £3.2 billion to date for this matter, including £150 million in the six months ended 30 June 2014, of which £2.6 billion has been utilised at 30 June 2014.

Retail banking – EC
Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. The Group cannot predict the outcome of these actions at this stage.

Notes

14. Litigation, investigations and reviews (continued)

UK personal current accounts/retail banking
In July 2008, the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

The first six-monthly review was completed in September 2010. The OFT noted progress in switching, transparency and unarranged overdrafts for the period March to September 2010 and highlighted further changes it wanted to see in the market. In March 2011, the OFT published the next update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government’s Independent Commission on Banking (ICB).

Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium sized enterprises (SMEs) (up to £25 million turnover). The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands.

On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date had been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT’s PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognised at the time it published the report that a number of major developments were expected over the coming months including divestment of branches, improvements in account switching and assistance to customers to compare products and services. Therefore the OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it would be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and would study the operation of payment systems as well as the SME banking market.

Notes

14. Litigation, investigations and reviews (continued)
On 11 March 2014, the successor body to the OFT and CC, the Competition & Markets Authority (CMA), announced that in addition to its pending SME review (see below), it would be undertaking an update of the OFT’s 2013 PCA review. On 18 July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) for both the PCA and SME market studies. The provisional decision on both PCAs and SMEs is now subject to a consultation period which runs until 17 September 2014. Following this period of consultation the CMA will make its final decision on a MIR in late autumn 2014. Should the CMA decide to proceed with a MIR this would result in a wide-ranging 18-24 month Phase 2 inquiry. At this stage it is not possible to estimate potential impacts on the Group.

SME banking market study
The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking and also announced that its successor body, the CMA, would continue the review. As discussed above, the CMA has provisionally decided to make a MIR for the SME market study in addition to the PCA study. As regards SMEs, the CMA is consulting on both the provisional decision and its provisional conclusion that it would be more appropriate to make a MIR than accept a set of undertakings in lieu put forward by RBS, Barclays, HSBC and Lloyds. The CMA is also consulting on whether a review is required of the previous undertakings given following the CC’s investigation into SME banking in 2002 and has asked for comments on whether these undertakings need to be varied. At this stage it is not possible to estimate potential impacts on the Group.

FCA Wholesale Sector Competition Review
On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review is an exploratory exercise and will focus primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It will commence with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA intends to publish a feedback statement later in 2014 and any market study is expected to be launched in early 2015.

Credit default swaps (CDS) investigation
The Group is a party to the EC’s antitrust investigation into the CDS information market. The Group has received and responded to a Statement of Objections from the EC and continues to co-operate fully with the EC's ongoing investigation. In general terms, the EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, the Group cannot estimate reliably what effect the outcome of the investigation may have on the Group, which may be material.

Notes

14. Litigation, investigations and reviews (continued)

Securitisation and collateralised debt obligation business
In the United States, the Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including among others various members of the RMBS Working Group of the Financial Fraud Enforcement Task Force relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and repurchase requests.

On 7 November 2013, the Group announced that it had settled with the US Securities and Exchange Commission (‘the SEC’) over its investigation of RBS Securities Inc. relating to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to the settlement, RBS Securities Inc., without admitting or denying the SEC's allegations, consented to the entry of a final judgment ordering certain relief, including an injunction and the payment of approximately US$153 million in disgorgement, penalties, and interest. The settlement was subsequently approved by the United States District Court for the District of Connecticut. The Group co-operated fully with the SEC throughout the investigation.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, the New York State Attorney General requested additional information about the Group's mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and the Group continues to respond to requests for information.

US mortgages - loan repurchase matters
The Group’s Markets business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). Markets did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

Notes

14. Litigation, investigations and reviews (continued)
In issuing RMBS, Markets generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, Markets made such representations and warranties itself. Where Markets has given those or other representations and warranties (whether relating to underlying loans or otherwise), Markets may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, Markets may be able to assert claims against third parties who provided representations or warranties to Markets when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 30 June 2014, Markets received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by Markets. However, repurchase demands presented to Markets are subject to challenge and rebuttal by Markets.

Citizens Financial Group, Inc (Citizens) has not been an issuer or underwriter of non-agency RMBS. However, Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and 30 June 2014, Citizens received US$243 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to Citizens are subject to challenge and rebuttal by Citizens.

Although there has in recent times been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner or at all (including as a result of interventions by certain states and local governments), to date, Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The Group cannot currently estimate what the ultimate exposure may be with respect to repurchase demands. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group’s net assets, operating results or cash flows in any particular period.

Citizens consent orders
The activities of Citizens' two US bank subsidiaries - Citizens Bank, N.A. and Citizens Bank of Pennsylvania - are subject to extensive US laws and regulations concerning unfair or deceptive acts or practices in connection with customer products. Certain of the bank subsidiaries’ practices with respect to overdraft protection and other consumer products have not met applicable standards. The bank subsidiaries have implemented and are continuing to implement changes to bring their practices in conformity with applicable laws and regulations. In April 2013, the bank subsidiaries consented to the issuance of orders by their respective primary federal banking regulators, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) (the Consent Orders). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), the bank subsidiaries neither admitted nor denied the regulators’ findings that they had engaged in deceptive marketing and implementation of the bank's overdraft protection programme, checking rewards programmes, and stop-payment process for pre-authorised recurring electronic fund transfers.

Notes

14. Litigation, investigations and reviews (continued)
In connection with the Consent Orders, the bank subsidiaries paid a total of US$10 million in civil monetary penalties. The Consent Orders also require the bank subsidiaries to develop plans to provide restitution to affected customers (the amount of which is anticipated to be approximately US$8 million), to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act, and to submit to the regulators periodic written progress reports regarding compliance with the Consent Orders.

In addition, Citizens Bank, N.A. agreed to take certain remedial actions to improve its compliance risk management systems and to create a comprehensive action plan designed to achieve compliance with the Consent Order. Restitution plans have been prepared and submitted for approval, and Citizens Bank, N.A. has submitted for approval and is in the process of implementing its action plan for compliance with the Consent Order, as well as updated policies, procedures and programmes related to its compliance risk management systems. In addition to the above, the bank subsidiaries could face further formal administrative enforcement actions from their federal supervisory agencies, including the assessment of civil monetary penalties and restitution, relating to issues arising from other consumer products.

Governance and risk management consent order
On 27 July 2011, the Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the Group agreed to create the following written plans or programmes:

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the Group’s U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for the Group’s U.S. operations,
●	a plan to oversee compliance by the Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,
●	a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,
●
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches’ compliance with OFAC requirements.

Notes

14. Litigation, investigations and reviews (continued)
The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. The Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the Group's U.S. operations. The Group continues to test the effectiveness of the remediation efforts undertaken by the Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

The Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The Group's activities in the United States may be subject to significant limitations and/or conditions.

US dollar processing consent order
The Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. On 11 December 2013 the Group and The Royal Bank of Scotland plc announced that they had reached a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to The Royal Bank of Scotland plc's historical compliance with US economic sanction regulations outside the US. In settlement with the above authorities, The Royal Bank of Scotland plc agreed to pay US$100 million in total, including US$50 million to the Fed, of which US$33 million was deemed to satisfy the OFAC penalty, and US$50 million to DFS.

As part of the settlement, the Group and The Royal Bank of Scotland plc entered into a consent Cease and Desist Order with the Fed (the Order) indicating, among other things, that: (a) the Group and The Royal Bank of Scotland plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations; (b) from at least 2005 to 2008, certain business lines within The Royal Bank of Scotland plc developed and implemented policies and procedures for processing U.S. dollar-denominated funds transfers through unaffiliated U.S. financial institutions involving parties subject to OFAC Regulations that omitted relevant information from payment messages necessary for the U.S. financial institutions to determine whether these transactions were carried out in a manner consistent with U.S. law; and (c) the Group continues to implement improvements in its oversight and compliance programme for activities involving offices outside the United States that impact the ability of U.S. financial institutions to comply with applicable OFAC sanctions. In the Order (which is publicly available), the Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the Group's global business lines outside of the United States, and to adopt, implement, and comply with the programme. The programme has now been submitted to the Federal Reserve Bank of Boston (Reserve Bank) for approval.

Notes

14. Litigation, investigations and reviews (continued)
Sixty days after the programme submitted to the Federal Reserve Bank of Boston (Reserve Bank) is approved, the Group is to complete a global OFAC risk assessment and submit it to the Reserve Bank and the FCA. The Group also agreed in the Order to hire an independent consultant (subject to approval by the Reserve Bank and the FCA) to conduct an annual OFAC compliance review involving a review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments. The Order further requires the Group to submit quarterly written progress reports to the Reserve Bank detailing the form and manner of all actions taken to secure compliance with the Order. It was also announced that the US Department of Justice and the New York County District Attorney’s Office had concluded their parallel criminal investigations and do not intend to take any action against The Royal Bank of Scotland plc.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts. The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ’s investigations.

Coutts & Co Ltd, a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme required a detailed review of all US related accounts. The results of Coutts & Co Ltd’s review were presented to the DOJ in June 2014. The DOJ has extended, until 31 July 2014, the deadline for Programme participants to complete the collection of evidence of the tax status of their US related account holders. The DOJ has also extended, until 15 September 2014, the deadline to collect evidence of those US related account holders also participating in an offshore voluntary disclosure programme.

Review of suitability of advice provided by Coutts & Co
In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co, a member of the Group incorporated in England and Wales, decided to undertake a past business review into the suitability of investment advice provided to its clients. This review is ongoing. Coutts & Co is in the process of contacting clients and redress will be offered in appropriate cases. A provision has been taken to cover any potential liability arising from this review.

Notes

15. Other developments

Completion of sale of remaining interest in Direct Line Insurance Group (DLG)
RBS completed the sale of its remaining interest of 423.2 million ordinary shares in DLG on 27 February 2014 at a price of £2.63 pence per share, raising gross proceeds of £1,113 million and realising a gain of £191 million.

RBS has now sold all its ordinary shares in DLG except for 4.2 million shares held to satisfy long term incentive plan awards granted by RBS to DLG management. The sale marks the completion of RBS's EC-mandated disposal of its interest in DLG.

Dividend Access Share and revised State Aid terms
RBS announced on 9 April 2014 that it had entered into an agreement ('DAS Retirement Agreement') with Her Majesty's Treasury ('HMT') to provide for the future retirement of the Dividend Access Share ('DAS') subject to approval by the Company’s independent shareholders, which was received at a General Meeting of the Company on 25 June 2014. The DAS Retirement Agreement sets out the process for removal of the DAS - a key element of the Government's 2009 capital injection into RBS and the associated European Commission (“EC”) approval of the state aid package for the bank. Among other benefits, the retirement of the DAS will in future allow the Board to state more clearly a dividend policy to existing and potential investors.

The DAS was an important factor in the EC's assessment of the state aid RBS received and was part of the basis for its approval of that support in 2009. It was therefore necessary for the proposal for the eventual retirement of the DAS to be notified to the EC by HMT and this was done by HMT.

The EC concluded that the new arrangements for the eventual retirement of the DAS did not constitute new state aid and approved the changes to RBS's restructuring plan in its State Aid Amendment Decision of 9 April 2014. In addition, this decision included two further key commitments made by HMT to the EC as follows:
●
The deadline for RBS’s divestment of the Williams & Glyn business (by Initial Public Offering (IPO), whole business sale or tendering procedure for its entire interest) has been extended. In the expected event of divestment by IPO, RBS must carry out this IPO before 31 December 2016 and complete the disposal of its entire interest in the Williams & Glyn business by 31 December 2017.

●
Citizens Financial Group, Inc. (‘Citizens’) will be disposed of by 31 December 2016, with an automatic 12 month extension if market metrics indicate that an IPO or subsequent tranches of disposal cannot be completed in an orderly fashion or at a fair value. On 1 November 2013, RBS announced that it would accelerate the divestment of Citizens with a partial IPO and that it planned to fully divest the business by the end of 2016. The obligation under the State Aid Amendment Decision to dispose of Citizens is therefore in line with RBS’s planned and publicly stated divestment timetable and already reflected in its capital and strategic planning.

RBS has entered into a Revised State Aid Commitment Deed under which it undertakes to do all acts and things necessary to ensure that HMT is able to comply with the revised state aid commitments made by HMT to the EC.

Notes

15. Other developments (continued)

Board changes
On 27 February 2014, RBS announced that Philip Scott, a non-executive director, will step down from the Board by 31 October 2014.

Morten Friis was appointed as a non-executive director with effect from 10 April 2014.

Anthony Di Iorio, a non-executive director, stepped down from the Board on 26 March 2014.

Ewen Stevenson was appointed as an executive director and RBS Chief Financial Officer with effect from 19 May 2014.

Cap on variable remuneration
The fourth EU Capital Requirements Directive (CRD IV), implemented for banks in the UK by the Prudential Regulation Authority, imposes a 1:1 cap on the ratio of variable remuneration to fixed remuneration; however, with shareholder approval it is possible to award variable remuneration up to 200% of fixed remuneration (a 2:1 ratio).

On 25 April 2014, the Board announced it was not seeking approval from shareholders at the 2014 Annual General Meeting for the 2:1 ratio. Instead, the Company has taken steps to work within the constraints of the 1:1 ratio (of variable to fixed remuneration) for employees subject to the Prudential Regulation Authority’s Remuneration Code to deliver a remuneration structure that is aligned with shareholders’ interests and compliant with the requirements of CRD IV.

EU financial transaction tax
On 30 April 2014, the European Court rejected a challenge from the UK Government of the initial proposal for the EU financial transaction tax on procedural grounds. A further challenge on substantive grounds may follow, depending on the nature of any subsequent Directive enacted in the future. RBS continues to monitor developments.

Citizens Financial Group (CFG)
On 13 May 2014, CFG filed an S-1 registration statement with the Securities and Exchange Commission in the United States to undertake an initial public offering. The intention to fully divest CFG was announced in November 2013.

The filing of an S-1 Registration Statement is a regulatory requirement in the United States as part of the IPO process. This draft submission will initiate a 12-14 week process where the SEC can provide their comments. A formal prospectus will then be published which will include a price range and offering size range.

The submission of this statement is in line with the stated plan to launch an IPO of CFG by Q4 2014 - and complete RBS’s selldown of CFG in 2016 - as part of the RBS Capital Plan.

Notes

15. Other developments (continued)

Rating agencies

Moody’s Investors Service
On 13 March 2014, Moody’s Investors Service (‘Moody’s’) lowered its credit ratings of RBS Group plc and certain subsidiaries by one notch. The long term ratings of RBS Group plc were lowered to ‘Baa2’ from ‘Baa1’ whilst the long term ratings of RBS plc and National Westminster Bank Plc were lowered to ‘Baa1’ from ‘A3’. Short term ratings were affirmed as unchanged. Post the review, a negative ratings outlook was assigned.

The ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd were also impacted by the rating action on the RBS Group. The long term and short term ratings of these entities were lowered by one notch to ‘Baa3’ (long term)/’P-3’ (short term) from ‘Baa2’/’P-2’. A negative outlook was assigned to ratings, in line with the ratings outlook on the RBS Group.

Moody’s rating actions were prompted by its concerns over the execution risks relating to the effective roll-out of the Group’s strategic plans, its concerns over the impact of restructuring costs on profitability and its concern that the Group’s capitalisation is vulnerable to short-term shocks. Despite these short to medium term concerns, Moody’s expects RBS Group’s capitalisation to improve in the medium to long term as the recovery plan is progressed. The agency also considers that, if executed according to plan, the intended restructuring will ultimately be positive for creditors as it will deliver a more efficient UK-focused bank with lower risk operations.

The long-term ratings of subsidiaries, Citizens Bank NA and Citizens Bank of Pennsylvania were not impacted by the rating action on the RBS Group and the long-term ratings of these entities were affirmed as unchanged by Moody’s. Ratings are on a negative outlook.

Fitch Ratings
On 24 March 2014 Fitch Ratings (‘Fitch’) affirmed as unchanged the long term ratings of RBS Group plc and subsidiaries, RBS plc and National Westminster Bank Plc, retaining the rating outlooks of these entities at negative.

On 25 March 2014 Fitch affirmed the ratings of Ulster Bank Ltd. At the same time, the long-term rating of Ulster Bank Ireland Ltd was revised down one notch to ‘BBB+’ from ‘A-‘ and the short-term rating was revised to ‘F2’ from ‘F1’. The outlooks on the ratings of both Ulster Bank Ltd and Ulster Bank Ireland Ltd remain negative.

The decision to downgrade the rating of Ulster Bank Ireland Ltd was based on the view that this entity’s role within RBS Group may become less important over the next three to five years. Fitch also believe that the potential for disposal of Ulster Bank Ireland Ltd is higher than that of Ulster Bank Ltd, a Northern Irish business. These opinions caused Fitch to reduce the amount of support uplift in the ratings of Ulster Bank Ireland Ltd by one notch.

Notes

15. Other developments (continued)

Rating agencies (continued)

Standard & Poor’s
During the quarter, Standard & Poor’s affirmed as unchanged its ratings on the Group and notable subsidiaries. Negative rating outlooks were maintained.

Current RBS Group plc and subsidiary ratings are shown in the table below:

	Moody’s		S&P		Fitch
	Long term	Short term	Long term	Short term	Long term	Short term

RBS Group plc	Baa2	P-2	BBB+	A-2	A	F1

The Royal Bank of Scotland plc	Baa1	P-2	A-	A-2	A	F1

National Westminster Bank Plc	Baa1	P-2	A-	A-2	A	F1

RBS N.V.	Baa1	P-2	A-	A-2	A	F1

Citizens Bank, NA/ Citizens Bank of Pennsylvania	A3	P-2	A-	A-2	BBB+	F2

Ulster Bank Ireland Ltd	Baa3	P-3	BBB+	A-2	BBB+	F2
Ulster Bank Ltd	Baa3	P-3	BBB+	A-2	A-	F1

16. Related party transactions

UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2013 are included in the 2013 Annual Report and Accounts.

Notes

17. Date of approval
This announcement was approved by the Board of directors on 31 July 2014.

18. Post balance sheet events
There have been no significant events between 30 June 2014 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Independent review report to The Royal Bank of Scotland Group plc

We have been engaged by The Royal Bank of Scotland Group plc (“the Company”) to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2014 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related Notes 1 to 18, the financial information in the segment results on pages 24 to 68, and the Capital and risk management disclosures set out in Appendix 1 except for those indicated as not reviewed (together “the condensed consolidated financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independent review report to The Royal Bank of Scotland Group plc (continued)

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2014 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditor
London, United Kingdom
31 July 2014

Disposal of Direct Line Group

In November 2009, the Group entered into a state aid commitment deed with the Commissioners of Her Majesty’s Treasury requiring the Group to: (1) divest its interest in Direct Line Group (DLG) to a level below that at which it would be considered to exercise control by 31 December 2013 and (2) dispose of its entire interest by 31 December 2014.  Pursuant to its obligations, the Group sold 34.7% of DLG in an initial public offering (IPO) in October 2012 and subsequently sold 16.8% in March 2013, 20.0% in September 2013, and 28.5% in February 2014 through institutional placings.

The Group ceased to consolidate DLG after the second share sale in March 2013 when its shareholding fell to 48.5% thereafter treating it as an associate until the final share sale in February 2014.  The Group has been in discussions with the Conduct Committee of the UK Financial Reporting Council (the Conduct Committee) about when DLG should have been deconsolidated.  Based on full consideration of the facts and circumstances, the Group’s assessment is that it no longer controlled DLG after the second share sale in March 2013. The Conduct Committee considers that the Group retained control owing to its dominant voting interest, notwithstanding the reduction of its shareholding to below 50%, the relationship agreement and the state aid commitment deed; therefore, in accordance with the provisions in IFRS 10 Consolidated Financial Statements regarding de facto control, DLG should have been consolidated by the Group in its interim accounts for the six months ended 30 June 2013.

At the request of the Conduct Committee, the effect on the Group’s financial statements for 30 June 2013 and 31 December 2013 of consolidating DLG up until September 2013 is set out below:

	Half year ended		Year ended
	30 June 2013		31 December 2013
	As published	DLG consolidated to September 2013	As published	DLG consolidated to September 2013
	£m	£m	£m	£m

Income statement
Other operating income	1,332	1,286	1,398	1,331
Operating profit/(loss) before tax	1,374	1,328	(8,243)	(8,310)
Discontinued operations	138	161	148	346
Profit/(loss) for the period	834	811	(8,477)	(8,346)
Total comprehensive income/(loss)	601	649	(10,189)	(10,051)

	30 June 2013		31 December 2013
	As published	DLG consolidated to September 2013	As published	DLG consolidated to September 2013
	£m	£m	£m	£m

Balance sheet
Prepayments, accrued income and other assets:	9,063	7,565	7,614	7,614
Interests in associates	2,500	1,002	902	902
Assets of disposal groups	1,313	13,621	3,017	3,071
Total assets	1,216,229	1,227,039	1,027,878	1,027,932
Liabilities of disposal groups	306	9,477	3,378	3,378
Non-controlling interests	475	2,121	473	473
Owners’ equity	69,183	69,176	58,742	58,796

The Conduct Committee is not pursuing the matter further given the amounts involved and the subsequent loss of control.

Risk factors

Set out below is a summary of the principal risks which could adversely affect the Group; it should be read in conjunction with the Risk and Balance Sheet management section on pages 174 to 364 of the 2013 Annual Report and Accounts (2013 R&A). This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the 2013 R&A on pages 523 to 536.

●
The Group is implementing a new strategic plan and direction which will result in a significant downsizing of the Group, including simplifying the Group by replacing the previous divisional structure with three customer franchises. The Group is also taking steps to strengthen its capital position and has established medium term goals.

●
The Group’s ability to implement its new strategic plan and achieve its capital goals depends on the success of its efforts to refocus on its core strengths and the timely divestment of Citizens Financial Group (CFG). Since 2009, the Group has undertaken an extensive restructuring, including the disposal of non-core assets and businesses, such as the full divestment of Direct Line Group in March 2014, as part of the State Aid restructuring plan approved by the EC and supplemented by the agreements with HM Treasury and the EC on 9 April 2014. The Group created RBS Capital Resolution in the fourth quarter of 2013 to manage the run-down of problem assets with the clear aspiration of removing such assets from the balance sheet by the end of 2016.

●
The level of structural change required to implement the Group’s strategic and capital goals together with other regulatory requirements such as ring fencing are likely to be disruptive and increase operational and people risks for the Group. There is no assurance that the Group will be able to successfully implement its new strategy on which its capital plan depends or achieve its goals within the time frames contemplated or at all.

●	Operational and reputational risks are inherent in the Group’s businesses, and heightened as a result of the implementation of the new strategic plan.

●
The Scottish government is holding a referendum on 18 September 2014 on the question of Scottish independence from the UK. Although the outcome of the referendum is uncertain, subject to any mitigating factors, uncertainties resulting from an affirmative vote in favour of independence would be likely to significantly impact the Group's credit ratings and could also impact the fiscal, monetary, legal and regulatory landscape to which the Group is subject.  Were Scotland to become independent, it may also affect Scotland’s status in the EU. The occurrence of any of the impacts above could significantly impact the Group’s costs and would have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

●
Despite the improved outlook for the global and UK economy over the near to medium-term, actual or perceived difficult global economic conditions, potential volatility in the UK housing market and restrictions on mortgage lending as well as increased competition, particularly in the UK, create challenging economic and market conditions and a difficult operating environment for the Group’s businesses. These factors, together with additional uncertainty relating to the recovery of the Eurozone economy where the Group has significant exposure and the risk of a return of volatile financial markets, in part due to the monetary policies and measures carried out by central banks, have adversely affected and will continue to adversely affect the Group’s businesses, earnings, financial condition and prospects.

Risk factors

●
The Group is subject to substantial regulation and oversight, and any further significant regulatory developments such as those which have occurred over the past several years could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. Certain regulatory measures introduced in the UK and in Europe relating to ring-fencing of certain bank activities could result in additional costs and increased operational risks which may impact the viability of certain business models and require significant restructuring with the possible transfer of a large number of customers between legal entities.

•
The Group’s ability to implement its strategy and its future success depends on its ability to attract and retain qualified personnel. The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations. The Group’s changing strategy has led to the departure of many talented staff. Following the implementation of CRD IV and the Government’s views on variable compensation, there is now a restriction on the Group’s ability to pay individual bonuses greater than salary, which may put the Group at a competitive disadvantage. An inability to attract and retain qualified personnel could have an adverse impact on the implementation of the Group’s strategy and regulatory commitments.

●
The Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government’s adoption of the Financial Services (Banking Reform) Act 2013, the US Federal Reserve’s new rules for applying US capital, liquidity and enhanced prudential standards to certain of the Group’s US operations and ongoing reforms in the European Union with respect to capital requirements, stability and resolution of financial institutions, including CRD IV and the Resolution and Recovery Directive.

•
The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost, could adversely affect the Group’s financial condition and results of operations. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government’s credit ratings. The Group’s credit ratings would be likely to be negatively impacted by political events, such as an affirmative vote in favour of Scottish independence.

●
The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European, UK or US authorities) as well as structural changes that may result from the implementation of ring-fencing under the Financial Services (Banking Reform) Act 2013 or changes of the US Federal Reserve with respect to the Group’s US operations. The Group’s ability to reach its target capital ratios in the medium term will turn on a number of factors including a significant downsizing of the Group in part through the sale of CFG.

●
The Group is, and may be, subject to litigation and regulatory and governmental investigations that may impact its business, reputation, results of operations and financial condition. Although the Group settled a number of legal proceedings and regulatory investigations during 2013 and 2014, the Group is expected to continue to have material exposure to legacy litigation and regulatory proceedings in the medium term. The Group also expects greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with historical, new and existing laws and regulations such as anti-money laundering and anti-terrorism laws.

Risk factors

●
The Group is highly dependent on its information technology systems, which are currently subject to significant investment and rationalisation as part of the Group’s new strategic plan and associated transformation programme. The Group has been and expects to continue to be subject to cyber attacks which expose the Group to loss of customer data or other sensitive information and which, combined with other failures of the Group’s information technology systems, may hinder its ability to service its clients which could result in long-term damage to the Group’s businesses and brands.

●
The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures, including recapitalisation of the Group or any of its UK bank subsidiaries, through bail-in which has been introduced by the Financial Services (Banking Reform) Act 2013 and will come into force on a date stipulated by HM Treasury. Various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group’s businesses.

●
As a result of the UK Government’s majority shareholding in the Group it is able to exercise a significant degree of influence over the Group including on dividend policy, the election of directors or appointment of senior management, remuneration policy and/or limiting the Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the Company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

●
The actual or perceived failure or worsening credit of the Group’s counterparties or borrowers, including sovereigns in the Eurozone, and depressed asset valuations resulting from poor market conditions have led the Group to realise and recognise significant impairment charges and write-downs which have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

●
Recent developments in regulatory or tax legislation and any further significant developments could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

●
The Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions (such as the UK Financial Services Compensation Scheme). Additional or increased contributions may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

•	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

•
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

31 July 2014

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Ewen Stevenson	Sandy Crombie Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Philip Scott

Additional information

Share information
	30 June 2014	31 March 2014	31 December 2013

Ordinary share price	328.4p	311.0p	338.1p

Number of ordinary shares in issue	6,300m	6,241m	6,203m

Number of equivalent B shares in issue	5,100m	5,100m	5,100m

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2013 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Financial calendar

2014 third quarter interim management statement	31 October 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 August 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary